UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SEMI-ANNUAL BUSINESS REPORT
(From January 1, 2009 to June 30, 2009)
THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW
1.	Company Overview

A.	Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters
(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com
D.	Corporate Purpose of the Company
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Personal property and real property lease business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Electronic financial business
12. Motion picture business (Production, Importation, Distribution, Screening)
13. Any business or undertaking incidental or conducive to the attainment of the objects above
E.	Credit Ratings
(1)	Corporate Bonds

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
June 13, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
September 1, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current rating
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 27, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current rating
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular rating
June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current rating
November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2)	Commercial Paper (“CP”)

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
June 13, 2006	CP	A1	Korea Information Services, Inc.	Current rating
June 21, 2006	CP	A1	Korea Ratings	Current rating
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current rating

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
September 1, 2006	CP	A1	Korea Ratings	Regular rating
December 27, 2006	CP	A1	Korea Information Services, Inc.	Regular rating
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular rating
May 29, 2007	CP	A1	Korea Ratings	Current rating
June 14, 2007	CP	A1	Korea Information Services, Inc.	Current rating
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current rating
November 5, 2007	CP	A1	Korea Ratings	Regular rating
November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular rating
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular rating
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3)	International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of rating	of securities	(Credit rating range)	Rating type
July 9, 2007	Global Bonds	A	Fitch (England)	Current rating
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current rating
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating
April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating

2.	Company History
A.	Location of Headquarters
—	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

—	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

—	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

—	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

—	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B.	Significant Changes in Management

At the 25th General Shareholders’ Meeting held on March 13, 2009, Man Won Jung was elected as the Representative Director and Jae Won Chey was elected as an Executive Director while Hyun Chin Lim was re-elected as an Outside Director. Executive Directors Young Ho Park and Shin Bae Kim resigned from the Board on March 12, and on March 13, respectively.

C.	Other Important Matters related to Management Activities
(1)	Resolution to issue registered offshore unsecured convertible bonds.
In accordance with the resolution of the Board of Directors on March 13, 2009, the Company decided to issue offshore registered, unsecured convertible bonds in order to refinance its maturing offshore unsecured convertible bonds (maturity date: May 27, 2009) originally issued in May of 2004. Details related to the said offshore unsecured convertible bonds to be issued are as follows:

Face value of the Convertible Bonds (“CB”)	US$ 332,528,000 (Won 460, 019 million)
Interest and Payment Terms of the CB	Coupon Rate of 1.75% payable semi-annually
Maturity of the CB	April 7, 2014
Conversion Price and Ratio	Won 230,010 per share, 100%
Shares to be Converted	Registered Common (Treasury) Shares issued by the Company
Conversion Period	From May 18, 2009 to March 28, 2014
(2)	Acquisition of fixed-line network business and related ancillary businesses of SK Networks
In accordance with the resolution of the Board of Directors on May 21, 2009, the Company decided to acquire fixed-line network business and related ancillary businesses (including all assets, liabilities and other rights and obligations related to such businesses) of SK Networks. Through the acquisition, the Company intends to increase the efficiency of its network utilization and provide optimal services by internalizing mobile phone transmission lines. Acquisition price was Won 892,850 million. As of March 31, 2009, the assets and liabilities of the businesses being acquired amounted to Won 654,074 million and Won 627,815 million, respectively. Revenue from the businesses being acquired in 2008 was Won 416,533 million. SK Networks approved the acquisition in its shareholders’ meeting held on July 6, 2009. The acquisition is expected to close in late September, 2009.
(3)	Purchase of SK Broadband shares
On July 21, 2009, the Company purchased 47,187,105 shares of SK Broadband’s common stock in its rights offering, at Won 5,000 per share (aggregate purchase price of Won 235,935,525,000), to increase competitiveness of the Company’s and its affiliates’ businesses. The Company’s equity interest in SK Broadband increased from 43.4% to 50.6%.
(4)	Payment of interim dividends
In accordance with the resolution of the Board of Directors on July 23, 2009, the Company decided to pay interim dividends as follows:
(a)	Dividend amount: Won 1,000 per share (aggregate dividend amount of 72,345,003,000)

(b)	Market dividend rate: 0.57%

(c)	Record date: June 30, 2009

(d)	Dividend payment date: within 20 days from the date of the resolution of the Board of Directors

3.	Total Number of Shares
A.	Total number of shares

(As of June 30, 2009)			(Unit: shares)
	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,533,235	—	8,533,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,400,708	—	8,400,708	—
VI. Number of shares outstanding (IV-V)	72,345,003	—	72,345,003	—

*	On January 9, 2009, the Company purchased (using retained earnings) and cancelled 448,000 common shares. As the result of such retirement of common shares, the total number of outstanding shares decreased to 80,745,711.

B.	Treasury Stock
(1)	Acquisitions and Dispositions of Treasury Stocks

(As of June 30, 2009)								(Unit: Shares)
Acquisition methods		Type of shares	At the beginning of period	Changes				At the end of period	Remarks
				Acquired (+)		Disposed (-)	Retired (-)
Direct acquisi- tion	pursuant to Article 165-2 of the relevant Act[1]	Common shares	4,704,828	179,200	[2]	—	448,000	4,436,028	—

		Preferred shares	—	—		—	—	—	—

	based on reasons other than those stipulated in Article 165-2 of the relevant Act	Common shares	77,970	—		—	—	77,970	—

		Preferred shares	—	—		—	—	—	—

Sub-total		Common shares	4,782,798	179,200			448,000	4,513,998[3]	—

		Preferred shares	—	—		—	—	—	—

Indirect acquisition through trust and other agreements		Common shares	3,886,710	—		—	—	3,886,710	—

		Preferred shares	—	—		—	—	—	—

Total		Common shares	8,669,508	179,200			448,000	8,400,708	—

		Preferred shares	—	—		—	—	—	—

[1]	The “relevant Act” in the above table refers to Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)

[2]	The 179,200 common shares directly acquired pursuant to Article 165-2 of the FSCMA were acquired for the purpose of retirement; the retirement of such stock was completed on January 9, 2009.

[3]	Of the 4,513,998 shares of directly acquired treasury stock, 1,999,997 shares were deposited with Korea Securities Depository to be issued upon conversion of the Company’s offshore convertible bonds. (As of June 30, 2009)

(2)	Retirement of Treasury Stock

		(Unit: in millions of Won, Shares)
			Quantity	Monetary Amount
			Retired	Retired	Acquisition Period
Retired Date	Retirement Purpose	Type of Share	(shares)	(in millions of Won)	of Retired Shares	Remarks
January 9, 2009	Stabilization of Share Price	Common	448,000	92,476	December 2, 2008 - January 7, 2009	—

Total		Common	448,000	92,476	—	—
		Preferred	—	—	—	—
(3)	Execution of Trust Agreements relating to Treasury Stocks, Etc.

	(Amounts: in millions of Won)
	At Start of Period		Executed (+)		Cancelled (-)		At End of Period
Category	Amount	No. of Transactions	Amount	No. of Transactions	Amount	No. of Transactions	Amount	No. of Transactions	Remark
Specified Money Trust	982,000	4	—	—	—	—	982,000	4	1. Extension Date: Oct. 26, 2007 Extension Amount: Won 631,200 2. Extension Date: October 29, 2007 Extension Amount: Won 350,800
Trust Contracts with Asset Management Companies	—	—	—	—	—	—	—	—
Acquisition Contracts with Investment Companies	—	—	—	—	—	—	—	—
Total	982,000	4	—	—	—	—	982,000	4

4.	Status of Voting Rights

(As of June 30, 2009)			(Unit: shares)
Classification		Number of shares	Remarks
Total outstanding shares (A)	Common share	80,745,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	8,400,708	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting right s (E = A - B - C - D)	Common share	72,345,003	—
	Preferred share	—

5.	Dividends and Others
A.	Dividends
     (1) Distribution of cash dividends was approved during the 22nd General Meeting of Shareholders held on March 10, 2006.
     — Distribution of cash dividends per share of Won 8,000 (exclusive of interim dividend of Won 1,000) was approved.
     (2) Distribution of interim dividends of Won 1,000 was approved during the 270th Board of Directors’ Meeting on July 28, 2006.
     (3) Distribution of cash dividends was approved during the 23rd General Meeting of Shareholders held on March 9, 2007.
     —Distribution of cash dividends per share of Won 7,000 (exclusive of an interim dividend of Won 1,000) was approved.
     (4) Distribution of interim dividends of Won 1,000 was approved during the 283rd Board of Directors’ Meeting on July 27, 2007.
     (5) Distribution of cash dividends was approved during the 24th General Meeting of Shareholders held on March 14, 2008.
     — Distribution of cash dividends per share Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

     (6) Distribution of interim dividends of Won 1,000 was approved during the 295th Board of Directors’ Meeting on July 18, 2008.
     (7) Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.
     — Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.
     (8) Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

B.	Dividends for the Last 3 Fiscal Years

		(Unit: in millions of Won, except per share value)
		As of and for	As of and for	As of and for
		the six months	the year ended	the year ended
		ended June 30,	December 31,	December 31,
Classification		2009	2008	2007
Par value per share (Won)		500	500	500
Current Period’s net income		628,392	1,277,658	1,642,451
Net income per share (Won)		8,686	17,559	22,607
Total cash dividend		72,345	681,996	682,379
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		11.5	53.4	41.5
Cash dividend yield ratio (%)	Common share	0.6	4.5	3.8
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 682,379 million for the year ended December 31, 2007 includes the total interim dividend amount of Won 72,667 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II.	BUSINESS

1.	Business Overview
A.	Industry Characteristics
As of June 30, 2009, the number of domestic mobile phone subscribers reached 47.1 million and, with a 95.6% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 100%, additional future growth of the domestic market may be possible.
The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
B.	Growth Potential

					(Unit: 1,000 persons)
		As of	As of December 31,
Classification		June 30, 2009	2008	2007	2006	2005
Penetration rate (%)		95.6	93.8	89.8	83.2	79.4

Number of subscribers	SK Telecom	23,830	23,032	21,968	20,271	19,530
	Others (KT, LGT)	23,241	22,575	21,529	19,926	18,812
	Total	47,071	45,607	43,497	40,197	38,342

(Source: Korea Communications Commission website)
C.	Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company

(As of June 30, 2009)			(Unit: %)
	As of	As of December 31,
Classification	June 30, 2009	2008	2007	2006
Mobile communication services	50.6	50.5	50.5	50.4
Comparative market share

(As of June 30, 2009)			(Unit: %)
Classification	SK Telecom	KTF	LG Telecom
Market share	50.6	31.3	18.1

(Source: Korea Communications Commission website)

2.	Major Products & Services
A.	Updates on Major Products and Services

(Unit: in millions of Won, %)
Sales amount
Business fields	Sales type	Item	Specific Usage	Major trademarks	(ratio)
Information and communication	Services	Mobile communication	Mobile Phone	June, NATE and others	5,834,512 (98.2%)

—	—	Others	—	Others	109,848 (1.8%)
B.	Price Fluctuation Trend of Major Products and Services
Based on standard rates, the basic service fee is Won 13,000 per month and the usage fee is Won 20 per 10 seconds. These rates are the same as the rates for 2007 and 2008.

3.	Investment Status
A.	Investment in Progress

						(Unit: in 100 millions of Won)
						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment
Network/Common	Upgrade/New installation	2009	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	6,674	To be determined

Total				—	To be determined	6,674	To be determined
B.	Future Investment Plan

(Unit: in 100 millions of Won)
	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2009	2010	2011	Investment effect
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and provision of new services

4.	Revenues

				(Unit: in millions of Won)
				First Half
Business field	Sales type	Item		2009	2008	2007
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	5,834,512	11,492,832	11,083,821
			Subtotal	5,834,512	11,492,832	11,083,821
	—	Others	Export	1,761	5,855	4,101
			Domestic	108,087	175,975	197,979
			Subtotal	109,848	181,830	202,080
	Total		Export	1,761	5,855	4,101
			Domestic	5,942,559	11,668,807	11,281,800
			Total	5,944,360	11,674,662	11,285,901

5.	Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency swap contracts and interest rate swap contracts. The gain or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of our derivatives is calculated using our transaction bank’s valuations. In accordance with the derivatives contracts, our estimated gain/loss on the date of expiration is zero.
A.	Currency Swap

(1)	Purpose of Contracts: Currency Exchange Rate Risk Hedging

(2)	Contract Terms

—	Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a fixed-for-fixed cross currency swap contracts with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US$ 300,000,000) issued on April 1, 2004. As of June 30, 2009, in connection with unsettled foreign currency swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 9,014,479,000 (excluding tax effect totaling Won 3,083,580,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 40,591,528,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$ 100,000,000 borrowed on October 10, 2006. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 7,355,634,000 (excluding tax effect totaling Won 1,632,809,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 33,670 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to Won 2,059,792,000 (net of tax effect totaling Won 945,677,000 and foreign exchange translation loss arising from unguaranteed Japanese yen dominated bonds totaling Won 62,987,816,000 was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated bonds with face amounts totaling US$ 150,000,000 issued on November 20, 2008. As of June 30, 2008, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to Won 1,156,933,000 (net of tax effect totaling Won 326,314,000 and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 24,459,592,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of un-guaranteed Japanese yen dominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to Won 1,574,649,000 (net of tax effect totaling Won 444,132,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 6,038,232,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of un-guaranteed Japanese yen dominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to Won 652,159,000 (net of tax effect totaling Won 183,942,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 11,790,260,000) was accounted for as accumulated other comprehensive gain.
— Currency swap contract to which the fair value hedge accounting is applied
The Company has entered into a fixed-for-fixed cross currency swap contract with 10 banks including Hana Bank in order to hedge the foreign exchange risk of U.S. dollar denominated equity securities of China Unicom stocks. In connection with unsettled foreign currency swap contracts to which the fair value accounting is applied, losses on valuation of currency swaps of Won 47,906,521,000 and Won 155,703,801,000 for the six months ended June 30, 2009 and June 30, 2008, respectively, were charged to current operations.
— Currency swap contract to which the hedge accounting is not applied
In addition, the Company has entered into fixed-for-fixed cross currency swap contract with three banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007. In connection with unsettled foreign currency swap contracts to which the hedge accounting is not applied, a loss on valuation of currency swap of Won 64,533,708,000 and a gain on valuation of currency swap of Won 51,851,327,000 for the six months ended June 30, 2009 and June 30, 2008, respectively, were charged to current operations.
B.	Interest Rate Swap

(1)	Purpose of Contracts: Interest Rate Risk Hedging

(2)	Contract Terms

—	Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling Won 200,000 million borrowed on June 29, 2006. As of June 30, 2009, in connection with unsettled interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,877,845,000 (net of tax effect totaling Won 811,700,000) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term floating rate borrowings (totaling Won 500 billion) borrowed between July 28, 2008 and August 13, 2008. As of June 30, 2009, in connection with unsettled interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 15,827,558,000 (net of tax effect totaling Won 4,464,183,000) was accounted for as accumulated other comprehensive loss.
— Interest rate swap contract to which the hedge accounting is not applied
The Company has entered into a floating-to-fixed interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of interest rate swap of Won 2,897,336,000 for the six months ended June 30, 2009 was charged to current operations.
C.	Currency Option
(1)	Purpose of Contracts: Currency Exchange Rate Risk Hedging

(2)	Contract Terms

—	Currency option contract to which the hedge accounting is not applied
The Company has entered into a currency put option contract with Calyon bank to hedge the foreign currency risk of US$50,000,000 deposit maturing on July 14, 2009. In connection with this unsettled currency put option contract to which the hedge accounting is not applied, a gain on valuation of currency option of Won 1,013,855,000 for the six months ended June 30, 2009 was accreted to current operations.

6.	Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
Product	TU Media, ltd.	Feb. 23, 2009	December 31, 2009	2009 Satellite DMB Service Collaboration Contract	1,008
Service	SK C&C	Feb. 26, 2009	December 31, 2009	2009 IT SM Contract	2,079
Product	SK E&C	Mar. 19, 2009	December 31, 2009	2009 Cell Site Facility Construction (Seoul Area)	451
Product	SK E&C	Mar. 19, 2009	December 31, 2009	2009 RF Switching Facility Construction (Seoul Area)	414
Product	SK E&C	Mar. 19, 2009	December 31, 2009	2009 WIBRO Facility Construction (Seoul Area)	308
Subtotal					4,260

*	Selected among contracts exceeding Won 30 billion and classified by product and service.

7.	R&D Investments

				(Unit: in thousands of Won)
			For the year	For the year
		For the six	ended	ended
		months ended	December	December
	Category	June 30, 2009	31, 2008	31, 2007	Remarks
	Raw material	11,563	89,176	96,217	—
	Labor	30,367,579	38,062,791	39,388,760	—
	Depreciation	63,619,972	138,511,764	129,208,262	—
	Commissioned service	31,846,607	85,836,738	90,363,645	—
	Others	17,370,765	34,539,984	37,609,969	—
	Total R&D costs	143,216,486	297,040,453	296,666,853	—
Accounting	Sales and administrative expenses	142,212,749	293,443,380	288,519,863	—
	Development expenses (Intangible assets)	1,003,738	3,597,072	8,146,990	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.41%	2.54%	2.63%	—

8.	Other information relating to investment decisions
A.	Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.
The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provide solutions including licensing of the brands and downloading of the Company logos.
B.	Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories (total of 45) and is being used as the primary brand of the Company.

III.	FINANCIAL INFORMATION
1.	Unaudited Summary Financial Information (Non-consolidated)

(Unit: in millions of Won)
	As of and for the six
	months ended	As of and for the year ended December 31,
Classification / Fiscal Year	June 30, 2009	2008	2007	2006	2005
Current assets	4,781,839	3,990,503	4,094,059	4,189,325	4,172,485
• Quick assets	4,763,062	3,976,576	4,075,378	4,172,887	4,166,500
• Inventory	18,778	13,927	18,681	16,438	5,985
Non-current assets	14,704,076	14,626,992	14,038,451	11,624,728	10,349,191
• Investments	6,191,427	5,668,127	5,940,045	3,547,942	2,366,760
• Property and Equipment	4,618,118	4,698,214	4,594,413	4,418,112	4,595,884
• Intangible assets	2,767,868	2,941,592	3,174,942	3,405,158	3,386,547
• Other non-current assets	1,126,663	1,319,059	329,051	253,516	—

Total assets	19,485,915	18,617,495	18,132,510	15,814,053	14,521,676

Current liabilities	3,217,532	3,412,490	2,484,548	2,985,620	2,747,268
Non-current liabilities	5,335,982	4,475,998	4,221,016	3,522,006	3,516,528

Total liabilities	8,553,514	7,888,488	6,705,564	6,507,626	6,263,796

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,999	2,957,095	2,954,829	2,962,699	2,966,198
Capital adjustment	(-)2,068,335	(-)2,147,530	(-)2,072,486	(-)2,019,568	(-)2,022,817
Other Cumulative Profit and Loss	552,411	373,784	1,594,099	473,904	—
Retained earnings	9,371,687	9,501,018	8,905,865	7,844,753	7,269,861

Total stockholders’ equity	10,932,401	10,729,007	11,426,946	9,306,427	8,257,881

Sales	5,944,360	11,674,662	11,285,900	10,650,952	10,161,129
Operating Profit (or Loss)	1,117,407	2,059,896	2,171,543	2,584,370	2,653,570
Profit (or Loss) from continuing operation before income tax	628,392	1,277,658	1,642,451	1,446,598	1,871,380
Current Period’s Net Profit (or Loss) before income tax	628,392	1,277,658	1,642,451	1,446,598	1,871,380

(Unit: Won)
	For the six months
	ended	For the year ended December 31,
Classification / Fiscal Year	June 30, 2009	2008	2007	2006	2005
Earnings per share	8,686	17,559	22,607	19,734	25,421
Diluted earnings per share	8,567	17,395	22,289	19,458	25,015

2.	Unaudited Summary Financial Information (Consolidated)

(Unit: in millions of Won)
	As of and for the year ended December 31,
Classification / Fiscal Year	2008	2007	2006	2005	2004
Current assets	5,422,447	4,813,072	4,663,962	4,598,580	4,390,692
• Quick assets	5,387,473	4,766,020	4,644,184	4,590,796	4,338,371
• Inventory	34,974	47,052	19,778	7,784	52,321

Non-current assets	17,051,224	14,235,863	11,576,006	10,106,193	9,892,665
• Investments	4,025,429	5,446,711	3,236,783	1,989,934	1,665,841
• Property and Equipment	7,437,689	4,969,353	4,507,335	4,663,369	4,703,922
• Intangible assets	3,978,145	3,433,962	3,518,411	3,452,889	3,522,903
• Other non-current assets	1,609,961	385,836	313,477	—	—

Total assets	22,473,671	19,048,935	16,239,968	14,704,772	14,283,358

Current liabilities	4,628,821	3,016,874	3,208,416	2,863,373	3,066,893
Non-current liabilities	6,020,410	4,344,428	3,548,464	3,513,860	4,010,721

Total liabilities	10,649,231	7,361,302	6,756,880	6,377,233	7,077,614

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,958,854	2,956,106	2,950,327	2,954,840	2,968,301
Capital adjustment	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515	(-)2,058,292
Other Cumulative Profit/Loss	356,192	1,591,258	490,010	—	—
Retained earnings	9,448,185	8,914,970	7,847,434	7,267,649	6,152,898

Total stockholders’ equity	11,824,440	19,048,935	9,483,088	8,327,540	7,205,743

Sales	14,020,984	11,863,357	11,027,977	10,721,820	10,570,615
Operating Profit (or Loss)	1,752,468	2,101,955	2,621,132	2,670,616	2,439,749
Profit (or Loss) from continuing operation before tax	972,338	1,562,265	1,449,552	1,868,307	1,493,414
Current Period’s Net Profit before tax	972,338	1,562,265	1,449,552	1,868,307	1,493,414

(Unit: Won)
	For the year ended December 31,
Classification / Fiscal Year	2008	2007	2006	2005	2004
Earnings per share in Majority Interest	16,707	22,696	19,801	25,443	20,261
Diluted earnings per share in Majority Interest	16,559	22,375	19,523	25,036	20,092

IV.	AUDITOR’S OPINION
1.	Auditor

Six months ended June 30,	Year ended December 31,
2009	2008	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2.	Audit Opinion

Term	Auditor’s opinion	Issues noted
Six months ended June 30, 2009	Appropriate	—
Six months ended June 30, 2008	Appropriate	—
Year ended December 31, 2008	Appropriate	—
Year ended December 31, 2007	Appropriate	—

3.	Remuneration for Independent Auditors for the Past Three Fiscal Years
A.	Audit Contracts

(Unit: in thousands of Won)
Term	Auditors	Contents	Fee	Total hours
Six months ended June 30, 2009	Deloitte Anjin LLC	Semi-annual review	1,275,000	13,709
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review	1,066,318	11,468
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
			Service
Term	Contract date	Service provided	duration	Fee
Six months ended June 30, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000
Year ended December 31, 2007	March 30, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000

V.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
1.	Board of Directors

A.	Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five non-executive outside directors and three executive directors. Within the Board, there are five Committees: Non-executive Outside Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.
B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
300th (the first meeting of 2009)	January 22, 2009	—	Financial Statements for the year ended December 31, 2008	Approved as proposed
		—	Annual Business Report for the year ended December 31, 2008	Approved as proposed
		—	Annual Business Plan and Budgeting for FY 2009	Approved as proposed
		—	Issuance of Corporate Bonds	Approved as proposed
301st (the second meeting of 2009)	February 17, 2009	—	Convocation of the 25th General Meeting of Shareholders	Approved as proposed
		—	Partnership Agreement with Offshore Private Equity Fund	Approved as proposed
302nd (the third meeting of 2009)	March 13, 2009	—	Election of the Representative Director	Approved as proposed
		—	Revision to the Regulations for the Board of Directors	Approved as proposed
		—	Appointment of Chairman of the Board of Directors	Approved as proposed
		—	Long-term Financing Plan for Foreign Currency	Approved as proposed
		—	Issuance of Offshore Convertible Bonds and Transfer of Treasury Shares in relation thereto	Approved as proposed
		—	Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
303rd (the fourth meeting of 2009)	May 21, 2009	—	Election of Committee Members	Approved as proposed
		—	Resolution on Business Acquisition from SK Networks	Approved as proposed
		—	Resolution on Purchase of Investment Securities (SK Broadband)	Approved as proposed

Meeting	Date	Agenda		Approval
304th (the fifth meeting of 2009)	June 19, 2009	—	Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
305th (the sixth meeting of 2009)	July 23, 2009	—	Proposal for Interim Dividend	Approved as proposed

Outside Directors
Meetings	Dates	Attended	Description
The first meeting of 2009 (300th)	January 22, 2009	5 / 5	—
The second meeting of 2009 (301st)	February 17, 2009	5 / 5	—
The third meeting of 2009 (302nd)	March 13, 2009	5 / 5	—
The fourth meeting of 2009 (303rd)	May 21, 2009	5 / 5	—
The fifth meeting of 2009 (304th)	June 19, 2009	5 / 5	—
The sixth meeting of 2009 (305th)	July 23, 2009	4 / 5	—
C.	Committees within Board of Directors
(1)	Committee Structure
a)	Non-executive Outside Director Nomination Committee

(As of June 30, 2009)
Members
Number of		Non-executive Outside
Persons	Executive Directors	Directors	Remarks
4	Man Won Jung, Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	—

*	The Non-executive Outside Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

b)	Audit Committee

(As of June 30, 2009)
Members
Number of		Non-executive Outside
Persons	Executive Directors	Directors	Remarks
3		Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho	—

*	The Non-executive Outside Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
c)	Compensation Review Committee

(As of June 30, 2009)
Number of	Members
Persons	Executive Directors	Non-executive Outside Directors
5	-	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
d)	Capex Review Committee

(As of June 30, 2009)
Members
Number of	Executive
Persons	Directors	Non-executive Outside Directors	Remarks
4	Sung Min Ha	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	—

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
e)	Corporate Citizenship Committee

(As of June 30, 2009)
Members
Number of	Executive
Persons	Directors	Non-executive Outside Directors	Remarks
4	Sung Min Ha	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	—

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(2)	Activities of the Committees of the Board of Directors (As of June 30, 2009)

Non-executive Outside Directors
				Dal Sup Shim	Hyun Chin Lim
				(Attendance:	(Attendance:
	Date of			100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
Non-executive Outside Director Nomination Committee	February 17, 2009	25th General Meeting of Shareholders: Proposal to nominate an Independent Director Hyun Chin Lim	Approved as Proposed	For	For

	June 19, 2009	Proposal to nominate the Head of Committee — Man Won Jung	Approved as Proposed	For	For

Non-executive Outside Directors
				Dal Sup Shim	Rak Yong Uhm	Jay Yung Chung
				(Attendance:	(Attendance:	(Attendance:
	Date of			100%)	100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
CapEx Committee	January 21, 2009	CapEx plan for 2009	Approved as proposed	For	For	For

	June 19, 2009	Proposal to nominate the Head of Committee — Rak Yong Uhm	Approved as proposed	For	For	For

Non-executive Outside Directors
Rak
				Dal Sup	Yong	Hyun	Jay Yung	Jae Ho
				Shim	Uhm	Chin Lim	Chung	Cho
				(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:
Committee	Date of			100%)	100%)	100%)	100%)	100%)
Name	Activity	Agenda	Approval	Vote
Compensation Review Committee	June 19, 2009	Proposal to nominate the Head of Committee — Hyun Chin Lim	Approved as proposed	For	For	For	For	For

Non-executive Outside Directors
				Rak Yong	Hyun Chin	Jay Yung
				Uhm	Lim	Chung
				(Attendance:	(Attendance:	(Attendance:
Committee	Date of			100%)	100%)	100%)
Name	Activity	Agenda	Approval	Vote
Corporate Citizenship Committee	June 19, 2009	Proposal to nominate the Head of Committee — Jay Young Chung	Approved as proposed	For	For	For
D.	Directors’ Independence
On February 17, 2009, in the notice of the annual General Meeting of Shareholders, background information on Jae Won Chey, Man Won Jung, Hyun Chin Lim, candidates for the Board of Directors, was publicly disclosed. There was no other nomination by shareholders. For the election of the outside directors, the Company has established the Non-executive Outside Director Nomination Committee, which is currently in operation. In the 25th General Meeting of Shareholders held on February 17, 2009, the Committee nominated the outside director candidates.

Name	Outside Director?	Remarks
Man Won Jung	No
¡ During the 303rd meeting of the Board of the Directors held on May 21st, 2009, the Non-Executive Outside Director Nomination Committee was established.
¡ Director Shin Bae Kim submitted his resignation on March 13, 2009.
¡ Director Man Won Jung was elected on May 21, 2009.
Sung Min Ha	No
Rak Yong Uhm	Yes
Jae Ho Cho	Yes

2.	Audit System
The Company’s Audit Committee consists of three non-executive outside directors, Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2009	January 21, 2009	¡ Issuance of corporate bonds	—	—
		¡ B2B Contract with TU Media	Approved as proposed
		¡ Evaluation of Internal Accounting Controls based on Auditor’s Opinion	Approved as proposed
		¡ 2nd half 2008 Management Audit Results	—
		¡ Reports on Internal Accounting Management system	—
The second meeting of 2009	February 16, 2009	¡ Reports on 2008 Korean GAAP Audit	—	—
		¡ Report on Review of Internal Accounting Management System	—
		¡ 2009 Management Audit Plan	—
		¡ Auditor’s Report for Fiscal Year 2008	Approved as proposed
		¡ Evaluation of Internal Accounting Management System Operation	Approved as proposed
		¡ Appointment of Auditor for FY 2009-2011	Approved as proposed
		¡ Construction of Mobile Phone Facilities for 2009	Approved as proposed
The third meeting of 2009	March 13, 2009	¡ Purchase of Mobile Phone Relay Device for 2009	Approved as proposed	—
		¡ Construction of Mobile Phone Facilities for 2009	Approved as proposed
		¡ 2009 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		¡ Long-term Financing Plan for Foreign Currency	—
		¡ Issuance of Offshore Convertible Bonds and Transfer of Treasury Shares	—
		¡ Asset Management Transaction with Affiliated Company (SK Securities)	—
The fourth meeting of 2009	April 23, 2009	¡ Audit Plan for 2009	—	—
		¡ Auditor Fees for 2009	Approved as proposed
		¡ Re-approval of entire Auditor Services for 2009	Approved as proposed
The fifth meeting of 2009	May 19, 2009	¡ Proposal for entering into an Agency Agreement with SK Marketing & Company for 2009	Approved as proposed	—
The sixth meeting of 2009	June 19, 2009	¡ Proposal to nominate the Chairman of the Committee	Approved as proposed	—
		¡ Proposal for purchase of Mobile Phone Relay Device for 2009	Approved as proposed
		¡ Proposal for construction of Mobile Phone Facilities for 2009	Approved as proposed
		¡ Proposal for 2009 3Q transactions with SK C&C Co., Ltd.	Approved as proposed
		¡ Asset Management Transaction with Affiliated Company (SK Securities)	—
		¡ Reports on 2008 US GAAP Audit	—
The seventh meeting of 2009	July 23, 2009	¡ Proposal for Operation Services of T map Navigation	Approved as proposed	—
		¡ Interim Dividends Plan	—
		¡ Interim Closing of Accounts for Six Months ended June 30, 2009	—

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercises of Voting Rights
A.	Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
Also, neither written electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies
A.	Capital Investments between Affiliated Companies

(As of March 31, 2009)			* Based on common shares
	Invested companies
	SK	SK	SK	SK	SK		SK	SK
Investing company	Corporation	Energy	Networks	Telecom	Chemicals	SKC	E&C	Shipping
SK Corporation		33.40%	39.98%	23.22%		42.50%	0.02%	72.13%
SK Energy
SK Networks								17.71%
SK Telecom
SK Chemicals							58.03%
SKC								10.16%
SK E&C
SK Securities
SK C&C	31.82%
SK Telink
SK E&S
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
Total affiliated companies	31.82%	33.40%	39.98%	23.22%	0.00%	42.50%	58.05%	100.00%

	Invested companies
	SK		SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	K-Power	DOPCO	CCES
SK Corporation			67.55%	45.53%		65.00%
SK Energy							38.28%
SK Networks	22.71%	50.37%			15.00%		4.61%
SK Telecom					30.00%
SK Chemicals		0.25%
SKC	7.73%	7.50%
SK E&C
SK Securities

	Invested companies
	SK		SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	K-Power	DOPCO	CCES
SK C&C			32.45%
SK Telink
SK E&S								100.00%
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
Total affiliated companies	30.43%	58.12%	100.00%	45.53%	45.00%	65.00%	42.89%	100.00%

	Invested companies
	YN	Daehan	SK	SK	SK	Busan	Jeonnam	Gangwon
Investing companies	Energy	City Gas	Sci-tech	NJC	Telink	City Gas	City Gas	City Gas
SK Corporation
SK Energy
SK Networks
SK Telecom					90.77%
SK Chemicals			50.00%	60.00%
SKC
SK E&C
SK Securities
SK C&C
SK Telink
SK E&S	100.00%	47.62%				40.00%	100.00%	100.00%
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
Total affiliated companies	100.00%	47.62%	50.00%	60.00%	90.77%	40.00%	100.00%	100.00%

	Invested companies
		OK
		Cashbag	Chungnam	SK				Encar
Investing companies	GBES	Service	City Gas	Wyverns	Infosec	MRO Korea	SK Telesys	network
SK Corporation
SK Energy								87.50%
SK Networks						51.00%
SK Telecom				99.99%
SK Chemicals
SKC							77.13%
SK E&C
SK Securities
SK C&C					74.09%
SK Telink
SK E&S	100.00%		100.00%
SK D&D
SK Communications
SK Broadband
SK Marketing & Company		100.00%
SK Gas
Total affiliated companies	100.00%	100.00%	100.00%	99.99%	74.09%	51.00%	77.13%	87.50%

	Invested companies
	F&U		TU	SK	SK		Loen
Investing companies	Credit Info.	Paxnet	Media	D&D	Utis	Netruck	Entertainment	Independence
SK Corporation
SK Energy						33.67%
SK Networks
SK Telecom	50.00%	59.74%	44.15%				63.48%
SK Chemicals					60.00%
SKC
SK E&C				44.98%
SK Securities	40.00%
SK C&C								67.78%
SK Telink
SK E&S
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
Total affiliated companies	90.00%	59.74%	44.15%	44.98%	60.00%	33.67%	63.48%	67.78%

	Invested companies
	SK	SK Mobile			NTREEV	SK	SK
Investing companies	Petrochemical	Energy	SKC Media	iHQ	Soft	I-Media	Communications	Ecolgreen
SK Corporation
SK Energy	100.00%	100.00%
SK Networks								59.00%
SK Telecom				37.09%	63.70%		64.82%
SK Chemicals
SKC			100.00%
SK E&C
SK Securities
SK C&C
SK Telink							0.54%
SK E&S
SK D&D
SK Communications						100.00%
SK Broadband
SK Marketing & Company
SK Gas
Total affiliated companies	100.00%	100.00%	100.00%	37.09%	63.70%	100.00%	65.71%	59.00%

	Invested companies
		SKC Air	SKN	Nuri	Commerce		Solmics	SK
Investing companies	I Platform	Gas	Service	Solution	Planet	Real Best	Co., Ltd.	Broadband
SK Corporation
SK Energy
SK Networks	66.67%		100.00%
SK Telecom					100.00%			43.42%
SK Chemicals
SKC		80.00%					48.70%
SK E&C						100.00%
SK Securities

	Invested companies
		SKC Air	SKN	Nuri	Commerce		Solmics	SK
Investing companies	I Platform	Gas	Service	Solution	Planet	Real Best	Co., Ltd.	Broadband
SK C&C				46.32%
SK Telink
SK E&S
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
Total affiliated companies	66.67%	80.00%	100.00%	46.32%	100.00%	100.00%	48.70%	43.42%

	Invested companies
					SK
	Hanaro	Broadband	Broadband	Broadband	Marketing &		DOP
Investing companies	Dream	Media	D&M	CS	Company	UB Care	Service	Pana Blu
SK Corporation
SK Energy					50.00%
SK Networks
SK Telecom					50.00%
SK Chemicals						43.97%
SKC
SK E&C							3.62%
SK Securities
SK C&C
SK Telink
SK E&S							96.38%
SK D&D
SK Communications
SK Broadband	36.03%	100.00%	100.00%	100.00%
SK Marketing & Company
SK Gas								80.36%
Total affiliated companies	36.03%	100.00%	100.00%	100.00%	100.00%	43.97%	100.00%	80.36%

	Invested companies
		Namwon
		Sarang
	WS	Electric		Jeju United	Cross M	MKS		PS &
Investing companies	Commerce	Power	Incyto	FC	Insight	Guarantee	Etoos	Marketing
SK Corporation
SK Energy				100.00%
SK Networks	100.00%
SK Telecom								100.00%
SK Chemicals
SKC			100.00%
SK E&C
SK Securities
SK C&C
SK Telink
SK E&S
SK D&D		100.00%				100.00%
SK Communications							100.00%
SK Broadband
SK Marketing & Company					100.00%
SK Gas
Total affiliated companies	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	Invested companies
		Green
Investing companies	SK Forest	Bairo	—	—	—	—
SK Corporation
SK Energy
SK Networks
SK Telecom
SK Chemicals
SKC
SK E&C	100.00%
SK Securities
SK C&C
SK Telink
SK E&S

	Invested companies
		Green
Investing companies	SK Forest	Bairo	—	—	—	—
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas		69.02%
Total affiliated companies	100.00%	69.02%

VI.	SHAREHOLDERS INFORMATION
1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2009)			(Unit: Shares, %)
			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of	Ownership	Number of	Ownership
Name	Relationship	Type of share	shares	ratio	shares	ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.09	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Director	Common share	0	0.00	100
Sung Min Ha	Director	Common share	738	0.00	738	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00
Total	—	Common share	18,751,260	23.09	18,751,360	23.22
The table above includes Man Won Jung who was elected as CEO at the March 13, 2009 General Meeting of Shareholders.
Although there has been no change in the number of shares held by the largest shareholder, SK Corporation, due to the Company’s purchase and subsequent retirement of its treasury shares, SK Corporation’s ownership ratio in the Company has increased to 23.22%.
B.	Overview of the Largest Shareholder
SK Corporation is a holding company and as of June 30, 2009, has eight subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK E&S Co., Ltd., SK Shipping Co., Ltd., K-Power Co., Ltd. and SK Gas Co., Ltd. SK Corporation also operates a life science business division within its holding company to nurture the division for future growth. Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Industry	Description
SK Energy Co., Ltd.	33.40%	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.22%	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.98%	Energy Sale	Publicly Listed
SKC Co., Ltd.	42.50%	Synthetic Resin Manufacturing	Publicly Listed
SK Shipping Co., Ltd.	72.13%	Ocean Freight	Privately Held
SK E&S Co., Ltd.	67.55%	Gas Company Holdings	Privately Held
SK Gas Co., Ltd.	45.53%	Gas	Publicly Listed
K-Power Co., Ltd.	65.00%	Power Generation	Privately Held

*	The above share holdings are based on common stock holdings as of June 30, 2009.
SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities in accordance with Article 8 of Regulation on Securities Issuance and Disclosure. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets. SK Energy Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.

(Unit: Shares, %)
	Date of the change in the
	largest shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owns 100 shares of the Company stock)

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3.	Distribution of Shares
A.	Shareholders with ownership of 5% or more

(As of June 30, 2009)				(Unit: shares, %)
		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
2	Citibank ADR	18,136,115	22.46	—	—	18,136,115	22.46
3	SK Telecom	8,400,708	10.40	—	—	8,400,708	10.40
Total		45,285,275	56.08	—	—	45,285,275	56.08

B.	Shareholdings under the Employee Stock Ownership Program
As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

(As of June 30, 2009)		(Unit: Shares)
			Balance at the beginning	Balance at the end of
			of period	period
Classification	Account classification	Type of share	(Unit: Shares)	(Unit: Shares)
5th	Employee Stock Ownership Program Member Account	Common shares	114,168	108,660
8th			369,887	364,581

Total			484,055	473,241
C.	Shareholder Distribution

(As of June 30, 2009)
	Number of	Ratio	Number of	Ratio
Classification	shareholders	(%)	shares	(%)	Remarks
Total minority shareholders	44,963	99.96	31,037,893	38.44	—
Minority shareholders (corporate)	1,022	2.27	9,565,665	11.85	—
Minority shareholders (individual)	43,941	97.69	21,472,228	26.59	—
Largest Shareholder and Related Persons	7	0.02	18,751,360	23.22	—
Major shareholders	—	—	—	—	—
Other shareholders	8	0.02	30,956,458	38.34	—
Other shareholders (corporate)	6	0.01	12,002,667	14.87	—
Other shareholders (individual)	2	0.01	18,953,791	23.47	—
Total	44,978	100.00	80,745,711	100.00	—

4.	Share Price and Trading Volume in the Last Six Months
A.	Domestic Securities Market

(Unit: Won, shares)
		June	May	April	March	February	January
Types		2009	2009	2009	2009	2009	2009
Common stock	Highest	182,000	183,500	192,500	195,000	204,000	218,000
	Lowest	170,500	176,500	183,000	180,500	187,500	204,000
Monthly transaction volume		8,063,843	8,352,552	8,931,203	7,342,672	6,530,681	6,947,277
B.	Overseas Securities Market

New York Stock Exchange		(Unit: US$, ADR)
		June	May	April	March	February	January
Types		2009	2009	2009	2009	2009	2009
Depository Receipt	Highest	15.86	16.53	16.42	16.25	16.56	18.35
	Lowest	14.93	15.38	15.00	12.69	13.39	16.35
Monthly transaction volume		21,790,920	24,558,882	24,230,432	34,913,100	18,710,332	22,262,384

VII.	EMPLOYEES

(As of June 30, 2009)			(Unit: persons, in millions of Won)
	Number of employees
	Office				Average	Aggregate	Average
	managerial	Production			service	wage for	wage per
Classification	positions	positions	Others	Total	year	2009 1Q	person	Remarks
Male	3,863	—	—	3,863	11.4	128,519	33	—
Female	621	—	—	621	9.4	16,643	26	—
Total	4,484	—	—	4,484	11.1	145,162	32	—

VIII.	TRANSACTIONS WITH PARTIES HAVING INTERESTS
1.	Loans to the Largest Shareholder and others

(As of June 30, 2009)			(Unit: in millions of Won)
Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	3,557	—	—	3,557	132	—

(Unit: in millions of Won)
		Investment and Disposal Details
Name			Transaction Details
(Corporate		Types of	Period			Period
Name)	Relation-ship	Investment	Start	Increase	Decrease	End	Remarks
SKT Global Investment	—	Common share	26,044	7,030	—	33,074	—
SK Industrial Development	—	Common share	—	4,773	—	4,773	—
PS & Marketing, ltd.	Affiliated company	Common share	—	150,000	—	150,000	—
SK Telecom China Holdings	—	Common share	23,293	6,302	—	29,595	—
BcN ltd.	—	Common share	—	196	—	196	—
Air Cross Company, ltd.	Affiliated company	Common share	2,440	—	2,440	—	—
Total			51,777	168,301	2,440	217,638	—

2.	Transfer of Assets to/from the Largest Shareholder
A.	Transfer of Assets

(Units: in thousands of Won)
		Details
					Amount	Amount
Name			Purpose		Transferred	Transferred
(Corporate		Transferred	of	Date of	From Largest	to Largest
Name)	Relation-ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	February 26, 2009	—	116,818	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	June 15, 2009	—	33,636	—
Total					—	150,454	—

B.	Transfer of Business

(Units: in thousands of Won)
		Details
					Amount
					Transferred	Amount
Name					From	Transferred
(Corporate		Transferred	Purpose of	Date of	Largest	to Largest
Name)	Relation-ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Loen Entertainment Co., Ltd.	Affiliated Company	Entire MelOn business	To facilitate growth of MelOn business through separate management	October 23, 2008	—	24,333,022	—

SK Networks, Ltd.	Affiliated Company	Fixed-line network business, ancillary business, assets, liabilities and all other rights and obligations in connection thereto	Optimize service through increased network efficiency by internalizing mobile phone transmission lines	May 21, 2009	892,850,000	—
Total					892,850,000	24,333,022

3.	Transactions with Shareholders (excluding the Largest Shareholder and Related Persons)
A.	Provisional Payment and Loans (including loans on marketable securities)
Agents

(Unit: in millions of Won)
Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	154,801	137,075	183,244	108,632	—	—
Overseas investment companies

(Unit: in millions of Won)
Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B.	Equity Investments

(Unit: in millions of Won)
		Investment and Disposition Details
			Transaction Details
Name (Corporate			Start of
Name)	Relation-ship	Category	Period	Increase	Decrease	End of Period	Remarks
Translink L.L.C.	—	—	1,486	305	—	1,791	—
Skylake Global Incubest Fund #1 —Private Equity Investment Firm (SGI 1)	—	—	1,548	110	—	1,658	—
Global Opportunities Breakaway Fund	—	—	—	125,120	—	125,120	—
KTB Investment Association #1	—	—	689	—	689	—	—
Total			3,723	125,535	689	128,569	—

IX.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
1.	Developments in the Items mentioned in prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date of
Disclosure	Title	Report		Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1.	Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank	1.	On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
		2.	Contract amount: Won 1,300 billion	2.	On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
		3.	Purpose: to increase shareholder value	3.	On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
				4.	As of December 31, 2008, the balance of specified monetary trust for treasury shares was Won 982 billion.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend, Won 7,000 per share)
2. Remuneration limit for Directors
	3. Election of Directors	Approved (Won 12 billion)
— Election of executive directors
	— Election of independent non-executive directors as Audit Committee members	Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)
24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
2. Amendment to Articles of Incorporation
	3. Approval of Remuneration Limit for Directors	Approved
	4. Election of Directors	Approved (Won 12 billion)
— Election of executive directors
	— Election of independent non-executive directors	Approved (Shin Bae Kim, Young Ho Park)
	— Election of independent non-executive directors as Audit Committee member	Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)
25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008	Approved (Cash dividend, Won 8,400 per share)
2. Approval of Remuneration Limit for Directors
	3. Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion) Approved
4. Election of Directors
— Election of executive directors
	— Election of independent non-executive directors	Approved (Jae Won Chey, Man Won Jung)
	— Election of independent non-executive directors as Audit Committee member	Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)

2.	Contingent Liabilities
A.	Material Legal Proceedings

(1)	Claim for damages by G. Mate Inc.
(a) Details: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but the Company subsequently refused to take delivery of such units. We appealed against G.Mate’s claim for approximately Won 4 billion in damages.
(b) Date of the Appeal: February 3, 2009

(c) Parties to the lawsuit: G.Mate Inc. (plaintiff) vs. the Company (defendant)
(d) Progress: A mediation requested by G.Mate could not reach an agreement (in January 2007) thus an action for monetary damages was brought before the Seoul Central District Court, to which seven creditors of G.Mate, including DNF Consulting Co., Ltd., requested intervenient participation as successors to part of the claim. On December 4, 2008, the trial court awarded the plaintiffs approximately Won 420 million in damages, to which all of plaintiff, defendant and successors appealed, and the case was submitted as of February 3, 2009 and is currently pending before the Seoul High Court. Two trial sessions were held on May 19, 2009 and June 25, 2009.
(e) Future court dates and the Company’s position: The third trial session is scheduled on August 20, 2009. As to the denied claims concerning the YP3600 model, the Company will continue its defense that ‘no valid contract was executed.’ As to the partial loss concerning the YP3700 model, the Company will do its best to question the statute of limitations and contest the alleged damage claims to either reduce the award amount or to get the claim completely dismissed.
(f) Impacts on operation and finance: As the original judgment was found in our favor in most of the disputed amount except Won 420 million, a similar judgment will not materially adversely impact the Company’s operation and finance. However, as both parties to the lawsuit appealed, it is difficult to anticipate the outcome of the appeals proceedings with certainty. These results and analysis on impact are only anticipations. Actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.
B.	Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

3.	Status of sanctions, etc.
A.	Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Committee ordered the Company to improve its work procedures. The Company expects to complete the upgrade of the related computer system to prevent illegal messages by September 2009.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1.268 billion by the Fair Trade Commission of Korea along with a correction order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company paid fines related to the sanction and is currently seeking a suspension of execution and is preparing an administrative litigation.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated statement of financial position of SK Telecom Co., Ltd. (the “Company”) as of June 30, 2009, the related non-consolidated statements of income for the three months and six months ended June 30, 2009 and 2008, and non-consolidated statements of changes in stockholders’ equity and cash flows for the six months ended June 30, 2009 and 2008, all expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 30, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
July 24, 2009
Notice to Readers
This report is effective as of July 24, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
JUNE 30, 2009 AND DECEMBER 31, 2008

					Translation into U.S. dollars
	Korean won				(Note 2)
	June 30,		December 31,		June 30,	December 31,
A S S E T S	2009		2008		2009	2008
	(In millions)				(In thousands)

CURRENT ASSETS:
Cash and cash equivalents	~~W~~	699,055	~~W~~	434,177	$548,924	$340,932
Short-term financial instruments		296,632		98,406	232,927	77,272
Short-term investment securities (Note 3)		352,458		369,744	276,763	290,337
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~121,788 million as of June 30, 2009 and ~~W~~58,404 million as of December 31, 2008 (Note 16)		1,592,761		1,576,459	1,250,696	1,237,895
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,090 million as of June 30, 2009 and ~~W~~1,090 million as of December 31, 2008 (Notes 5 and 16)		92,953		107,934	72,990	84,754
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~20,981 million and present value of ~~W~~18,845 million as of June 30, 2009 and ~~W~~21,071 million and ~~W~~27,314 as of December 31, 2008 (Note 16)		1,472,276		1,225,983	1,156,086	962,688
Inventories		18,778		13,927	14,745	10,936
Prepaid expenses		95,125		98,273	74,696	77,168
Current deferred income tax assets, net (Note 12)		134,741		21,677	105,804	17,022
Currency swap (Note 18)		—		8,236	—	6,467
Accrued income and other		27,060		35,687	21,248	28,022

Total Current Assets		4,781,839		3,990,503	3,754,879	3,133,493

NON-CURRENT ASSETS:
Property and equipment, net (Notes 6 and 16)		4,618,118		4,698,214	3,626,320	3,689,214
Intangible assets, net (Note 7)		2,767,868		2,941,592	2,173,434	2,309,848
Long-term financial instruments (Note 15)		6,519		19	5,119	15
Long-term investment securities (Note 3)		3,551,682		3,067,389	2,788,914	2,408,629
Equity securities accounted for using the equity method (Note 4)		2,633,226		2,600,719	2,067,708	2,042,182
Long-term loans, net of allowance for doubtful accounts of ~~W~~22,794 million as of June 30, 2009 and ~~W~~23,342 million as of December 31, 2008 (Notes 5 and 16)		99,340		131,700	78,005	103,416
Long-term accounts receivable — other, net of present value of ~~W~~6,237 million as of June 30, 2009 and ~~W~~45,464 million as of December 31, 2008		464,874		572,139	365,037	449,265
Guarantee deposits (Note 16)		156,700		147,970	123,047	116,192
Long-term currency swap (Note 18)		293,116		356,815	230,166	280,185
Long-term deposits and other		112,633		110,435	88,443	86,717

Total Non-current Assets		14,704,076		14,626,992	11,546,193	11,485,663

TOTAL ASSETS	~~W~~	19,485,915	~~W~~	18,617,495	$15,301,072	$14,619,156

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
JUNE 30, 2009 AND DECEMBER 31, 2008

					Translation into U.S. dollars
	Korean won				(Note 2)
	June 30,		December 31,		June 30,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2009		2008		2009	2008
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Short-term borrowings	~~W~~	131,500	~~W~~	154,700	$103,259	$121,476
Accounts payable (Note 16)		1,058,736		1,039,509	831,359	816,261
Income tax payable		224,769		322,431	176,497	253,185
Accrued expenses (Note 17)		831,886		692,788	653,228	544,003
Withholdings		358,094		285,164	281,189	223,921
Current portion of long-term debt, net (Note 8)		345,883		708,619	271,600	556,434
Current portion of subscription deposits		7,057		7,082	5,541	5,561
Currency swap (Note 18)		238,265		190,359	187,095	149,477
Interest swap (Note 18)		3,690		—	2,898	—
Advanced receipts and other		17,652		11,838	13,861	9,297

Total Current Liabilities		3,217,532		3,412,490	2,526,527	2,679,615

NON-CURRENT LIABILITIES:
Bonds payable, net (Note 8)		3,698,010		2,882,483	2,903,816	2,263,434
Long-term borrowings (Note 9)		828,470		825,750	650,546	648,410
Subscription deposits		5,171		4,796	4,060	3,766
Long-term payables — other, net of present value discount of ~~W~~8,106 million as of June 30, 2009 and ~~W~~15,416 million as of December 31, 2008		161,894		304,584	127,125	239,171
Accrued severance indemnities, net		36,739		24,222	28,849	19,020
Non-current deferred income tax liabilities, net (Note 12)		442,290		279,616	347,303	219,565
Long-term currency swap (Note 18)		37,950		23,947	29,800	18,804
Long-term interest swap (Note 18)		23,189		33,498	18,209	26,304
Guarantee deposits received and other (Notes 16 and 17)		102,269		97,102	80,305	76,248

Total Non-current Liabilities		5,335,982		4,475,998	4,190,013	3,514,722

Total Liabilities		8,553,514		7,888,488	6,716,540	6,194,337

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 10)		44,639		44,639	35,052	35,052
Capital surplus (Notes 8 and 10)		3,031,999		2,957,095	2,380,839	2,322,022
Capital adjustments:
Treasury stock (Notes 1 and 11)		(1,992,082)		(2,055,620)	(1,564,258)	(1,614,150)
Loss on disposal of treasury stock (Note 11)		(716)		—	(562)	—
Equity method in capital adjustments (Note 4)		(75,537)		(91,910)	(59,314)	(72,171)
Accumulated other comprehensive income (loss) (Note 13):
Unrealized gains on valuation of long-term investment securities, net (Note 3)		602,967		413,270	473,472	324,515
Equity in other comprehensive loss of affiliates, net (Note 4)		(20,925)		(4,824)	(16,430)	(3,788)
Loss on valuation of currency swap, net (Note 18)		(10,926)		(8,532)	(8,579)	(6,700)
Loss on valuation of interest swap, net (Note 18)		(18,705)		(26,129)	(14,688)	(20,517)
Retained earnings:
Appropriated		8,890,053		8,295,037	6,980,803	6,513,574
Unappropriated		481,634		1,205,981	378,197	946,982

Total Stockholders’ Equity		10,932,401		10,729,007	8,584,532	8,424,819

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	19,485,915	~~W~~	18,617,495	$15,301,072	$14,619,156

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Korean won								Translation into U.S. dollars (Note 2)
	2009				2008				2009		2008
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)

OPERATING REVENUE (Note 16)	~~W~~	3,067,899	~~W~~	5,944,360	~~W~~	2,931,263	~~W~~	5,768,282	$2,409,029	$4,667,735	$2,301,738	$4,529,472

OPERATING EXPENSES (Note 16):
Labor cost		(81,597)		(271,048)		(71,727)		(236,311)	(64,073)	(212,837)	(56,323)	(185,560)
Commissions paid		(1,279,186)		(2,280,673)		(1,186,779)		(2,235,820)	(1,004,465)	(1,790,870)	(931,903)	(1,755,650)
Depreciation and amortization (Notes 6 and 7)		(426,941)		(827,657)		(403,084)		(783,723)	(335,250)	(649,907)	(316,517)	(615,409)
Network interconnection		(267,725)		(523,781)		(262,362)		(506,406)	(210,228)	(411,293)	(206,016)	(397,649)
Leased line		(93,225)		(191,315)		(99,918)		(199,831)	(73,204)	(150,228)	(78,459)	(156,915)
Advertising		(62,604)		(106,681)		(75,782)		(127,788)	(49,159)	(83,770)	(59,507)	(100,344)
Research and development		(55,023)		(114,394)		(50,507)		(103,322)	(43,206)	(89,826)	(39,660)	(81,132)
Rent		(66,182)		(129,942)		(56,407)		(109,907)	(51,969)	(102,035)	(44,293)	(86,303)
Frequency usage		(38,956)		(78,136)		(40,540)		(81,417)	(30,590)	(61,355)	(31,834)	(63,932)
Repair		(35,189)		(64,090)		(38,856)		(73,358)	(27,632)	(50,326)	(30,511)	(57,603)
Cost of goods sold		(8,887)		(16,195)		(16,834)		(38,032)	(6,978)	(12,717)	(13,219)	(29,864)
Other		(98,984)		(223,041)		(95,516)		(185,424)	(77,725)	(175,141)	(75,003)	(145,603)

Sub-total		(2,514,499)		(4,826,953)		(2,398,312)		(4,681,339)	(1,974,479)	(3,790,305)	(1,883,245)	(3,675,964)

OPERATING INCOME		553,400		1,117,407		532,951		1,086,943	434,550	877,430	418,493	853,508

OTHER INCOME:
Interest income (Note 3)		35,053		77,573		14,321		40,484	27,525	60,913	11,245	31,790
Dividends		2		59,293		—		45,868	—	46,559	—	36,017
Commissions (Note 16)		3,669		6,493		3,415		8,370	2,881	5,099	2,682	6,572
Foreign exchange and translation gains (Note 2)		47,863		64,964		72,336		173,169	37,585	51,013	56,802	135,979
Equity in earnings of affiliates (Note 4)		14,536		25,733		12,133		21,939	11,414	20,207	9,527	17,227
Reversal of allowance for doubtful accounts		481		481		1,520		138	378	378	1,194	108
Gain on valuation of short-term investment securities (Note 3)		1,966		7,810				—	1,544	6,133	—	—
Gain on disposal of investment assets		63		63		14,466		14,467	49	49	11,359	11,360
Gain on disposal of property and equipment and intangible assets		153		445		368		976	120	349	289	766
Gain on valuation of currency swap (Note 18)		109,182		—		44,744		63,095	85,734	—	35,135	49,545
Gain on valuation of currency option (Note 18)		1,014		1,014				—	796	796	—	—
Other		10,075		22,943		10,365		19,824	7,912	18,015	8,138	15,567

Sub-total		224,057		266,812		173,668		388,330	175,938	209,511	136,371	304,931

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Korean won								Translation into U.S. dollars (Note 2)
	2009				2008				2009		2008
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)

OTHER EXPENSES:
Interest and discounts	(~~W~~	76,431)	(~~W~~	147,755)	(~~W~~	59,835)	(~~W~~	115,605)	($60,016)	($116,023)	($46,985)	($90,777)
Donations		(10,272)		(22,693)		(18,499)		(29,421)	(8,066)	(17,819)	(14,526)	(23,102)
Foreign exchange and translation losses (Note 2)		(133,852)		(61,055)		(21,851)		(43,994)	(105,106)	(47,943)	(17,158)	(34,547)
Loss on valuation of short-term investment securities (Note 3)		—		—		(710)		(2,159)	—	—	(558)	(1,695)
Equity in losses of affiliates (Note 4)		(50,759)		(98,755)		(67,929)		(116,893)	(39,858)	(77,546)	(53,340)	(91,789)
Impairment loss on investment securities (Note 3)		—		(3,186)		—		—	—	(2,502)	—	—
Loss on disposal of investment assets		(1,542)		(2,420)		(126)		(6,002)	(1,211)	(1,900)	(99)	(4,713)
Loss on disposal of account receivable — other (Note 20)		(28,711)		(28,711)		—		—	(22,545)	(22,545)	—	—
Loss on disposal of property, equipment and intangible assets		(16,021)		(16,181)		(17,065)		(18,054)	(12,580)	(12,706)	(13,400)	(14,177)
Loss on transaction and valuation of currency swap (Note 18)		(32,219)		(135,725)		(73,408)		(155,704)	(25,300)	(106,577)	(57,643)	(122,265)
Loss on valuation of interest swap (Note 18)		(2,897)		(2,897)		—		—	(2,275)	(2,275)	—	—
External research and development cost		(13,913)		(27,818)		(17,947)		(35,895)	(10,925)	(21,844)	(14,093)	(28,186)
Other		(6,030)		(8,916)		(551)		(5,261)	(4,734)	(7,000)	(432)	(4,130)

Sub-total		(372,647)		(556,112)		(277,921)		(528,988)	(292,616)	(436,680)	(218,234)	(415,381)

INCOME BEFORE INCOME TAX		404,810		828,107		428,698		946,285	317,872	650,261	336,630	743,058

PROVISION FOR INCOME TAX (Note 12)		(93,167)		(199,715)		(130,688)		(265,390)	(73,158)	(156,824)	(102,621)	(208,394)

NET INCOME	~~W~~	311,643	~~W~~	628,392	~~W~~	298,010	~~W~~	680,895	$244,714	$493,437	$234,009	$534,664

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 14)	~~W~~	4,308	~~W~~	8,686	~~W~~	4,094	~~W~~	9,357	$3.383	$6.821	$3.215	$7.347

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 14)	~~W~~	4,234	~~W~~	8,567	~~W~~	4,056	~~W~~	9,261	$3.325	$6,727	$3.185	$7.272

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

							Accumulated
							other				Total
	Common		Capital		Capital		comprehensive		Retained		stockholders’
	stock		surplus		adjustments		income		earnings		equity

(In millions of Korean won)

Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,939,353	(~~W~~	2,041,578)	~~W~~	1,589,206	~~W~~	8,905,865	~~W~~	11,437,485
Cumulative effect of change in accounting policies		—		15,476		(30,908)		4,893		—		(10,539)

Adjusted balance, January 1, 2008		44,639		2,954,829		(2,072,486)		1,594,099		8,905,865		11,426,946
Cash dividends		—		—		—		—		(609,711)		(609,711)
Net income		—		—		—		—		680,895		680,895
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control companies (Note 4)		—		—		(30,849)		—		—		(30,849)
Treasury stock (Note 11)		—		—		49,401		—		—		49,401
Loss on disposal of treasury stock (Note 11)		—		—		(6,275)		—		—		(6,275)
Unrealized loss on valuation of long-term investment securities, net (Note 3)		—		—		—		(499,415)		—		(499,415)
Equity in other comprehensive loss changes of affiliates, net (Note 4)		—		—		—		(106,030)		—		(106,030)
Gain on valuation of currency swap, net (Note 18)		—		—		—		3,337		—		3,337
Loss on valuation of interest swap, net (Note 18)		—		—		—		(48)		—		(48)

Balance, June 30, 2008	~~W~~	44,639	~~W~~	2,954,829	(~~W~~	2,060,209)	~~W~~	991,943	~~W~~	8,977,049	~~W~~	10,908,251

Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,957,095	(~~W~~	2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007
Cash dividends		—		—		—		—		(609,203)		(609,203)
Net income		—		—		—		—		628,392		628,392
Conversion right		—		73,622		—		—		—		73,622
Treasury stock (Note 11)		—		—		63,538		—		(92,477)		(28,939)
Loss on disposal of treasury stock (Note 11)		—		(721)		(716)		—		—		(1,437)
Unrealized loss on valuation of long-term investment securities, net (Notes 3)		—		—		—		189,697		—		189,697
Equity in other comprehensive income changes of affiliates, net (Note 4)		—		2,003		16,373		(16,101)		(56,043)		(53,768)
Loss on valuation of currency swap, net (Note 18)		—		—		—		(2,394)		—		(2,394)
Gain on valuation of interest swap, net (Note 18)		—		—		—		7,424		—		7,424

Balance, June 30, 2009	~~W~~	44,639	~~W~~	3,031,999	(~~W~~	2,068,335)	~~W~~	552,411	~~W~~	9,371,687	~~W~~	10,932,401

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	stockholders’
	stock	surplus	adjustments	income	earnings	equity

(Translation into U.S. dollars [Note 2], in thousands)
Balance, January 1, 2008	$35,052	$2,308,090	($1,603,124)	$1,247,905	$6,993,220	$8,981,143
Cumulative effect of change in accounting policies	—	12,153	(24,271)	3,842	—	(8,276)

Adjusted balance, January 1, 2008	35,052	2,320,243	(1,627,395)	1,251,747	6,993,220	8,972,867
Cash dividends	—	—	—	—	(478,768)	(478,768)
Net income	—	—	—	—	534,664	534,664
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Note 4)	—	—	(24,224)	—	—	(24,224)
Treasury stock (Note 11)	—	—	38,792	—	—	38,792
Loss on disposal of treasury stock (Note 11)	—	—	(4,927)	—	—	(4,927)
Unrealized loss on valuation of long-term investment securities, net (Note 3)	—	—	—	(392,159)	—	(392,159)
Equity in other comprehensive loss changes of affiliates, net (Note 4)	—	—	—	(83,259)	—	(83,259)
Gain on valuation of currency swap, net (Note 18)	—	—	—	2,620	—	2,620
Loss on valuation of interest swap, net (Note 18)	—	—	—	(38)	—	(38)

Balance, June 30, 2008	$35,052	$2,320,243	($1,617,754)	$778,911	$7,049,116	$8,565,568

Balance, January 1, 2009	$35,052	$2,322,022	($1,686,321)	$293,510	$7,460,556	$8,424,819
Cash dividends	—	—	—	—	(478,369)	(478,369)
Net income	—	—	—	—	493,437	493,437
Conversion right	—	57,811	—	—	—	57,811
Treasury stock (Note 11)	—	—	49,892	—	(72,616)	(22,724)
Loss on disposal of treasury stock (Note 11)	—	(566)	(562)	—	—	(1,128)
Unrealized loss on valuation of long-term investment securities, net (Note 3)	—	—	—	148,957	—	148,957
Equity in other comprehensive income changes of affiliates, net (Note 4)	—	1,572	12,857	(12,642)	(44,008)	(42,221)
Loss on valuation of currency swap, net (Note 18)	—	—	—	(1,879)	—	(1,879)
Gain on valuation of interest swap, net (Note 18)	—	—	—	5,829	—	5,829

Balance, June 30, 2009	$35,052	$2,380,839	($1,624,134)	$433,775	$7,359,000	$8,584,532

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

					Translation into U.S. dollars
	Korean won				(Note 2)
	2009		2008		2009	2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	628,392	~~W~~	680,895	$493,437	$534,664

Expenses not involving cash payments:
Provision for severance indemnities		18,181		19,961	14,276	15,674
Depreciation and amortization		891,277		848,173	699,864	666,017
Allowance for doubtful accounts		76,933		24,019	60,411	18,861
Foreign translation loss		11,641		41,716	9,141	32,757
Loss on valuation of short-term investment securities		—		2,159	—	1,695
Equity in losses of affiliates		98,755		116,893	77,546	91,789
Impairment loss on investment securities		3,186		—	2,502	—
Loss on disposal of investment assets		2,420		6,002	1,900	4,713
Loss on disposal of property, equipment and intangible assets		16,181		18,054	12,706	14,177
Loss on valuation of currency swap		112,440		155,704	88,292	122,265
Loss on valuation of interest swap		2,897		—	2,275	—
Donations		—		126	—	99
Amortization of discounts on bonds and other		20,558		18,315	16,143	14,381

Sub-total		1,254,469		1,251,122	985,056	982,428

Income not involving cash receipts:
Gain on valuation of short-term investment securities		(7,810)		—	(6,133)	—
Foreign translation gain		(46,477)		(147,981)	(36,495)	(116,200)
Equity in earnings of affiliates		(25,733)		(21,939)	(20,207)	(17,227)
Gain on disposal of investment assets		(63)		(14,467)	(49)	(11,360)
Gain on disposal of property, equipment and intangible assets		(445)		(976)	(349)	(766)
Gain on valuation of currency swap		—		(63,095)	—	(49,545)
Gain on valuation of currency option		(1,014)		—	(796)	—
Other		(548)		(1,415)	(431)	(1,112)

Sub-total		(82,090)		(249,873)	(64,460)	(196,210)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(89,251)		40,644	(70,083)	31,915
Accounts receivable — other		(233,699)		(125,701)	(183,509)	(98,705)
Inventories		(4,851)		2,788	(3,809)	2,189
Prepaid expenses		39,402		46,548	30,940	36,551
Advanced payments and other		8,533		(12,627)	6,700	(9,915)
Accounts payable		13,389		(170,146)	10,514	(133,605)
Income tax payable		(105,782)		27,772	(83,064)	21,808
Accrued expenses		140,016		176,025	109,946	138,221
Withholdings		72,930		85,744	57,268	67,329
Current portion of subscription deposits		(25)		(226)	(20)	(177)
Advanced receipts and other		5,814		(7,792)	4,564	(6,118)
Deferred income taxes		(22,022)		(87,780)	(17,293)	(68,928)
Severance indemnities payments		(15,407)		(10,426)	(12,098)	(8,187)
Deposits for group severance indemnities and other deposits		9,440		1,697	7,413	1,333
Dividends received from affiliate		6,817		6,394	5,353	5,021

Sub-total		(174,696)		(27,086)	(137,178)	(21,268)

Net Cash Provided by Operating Activities		1,626,075		1,655,058	1,276,855	1,299,614

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

					Translation into U.S. dollars
	Korean won				(Note 2)
	2009		2008		2009	2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

Cash inflows from investing activities:
Withdrawal of short-term financial instruments	~~W~~	—	~~W~~	1,896	$—	$1,489
Withdrawal of long-term financial instruments		—		10,000	—	7,852
Disposal of short-term investment securities, net		25,153		270,495	19,751	212,403
Collection of short-term loans		184,144		116,412	144,597	91,411
Collection of long-term loans		8,119		2,237	6,375	1,757
Proceeds from sales of long-term investment securities		1,865		366,655	1,464	287,911
Proceeds from sales of equity securities accounted for using the equity method		6,444		1,739	5,060	1,365
Decrease in guarantee deposits		12,360		6,143	9,706	4,824
Decrease in other non-current assets		27,594		166,632	21,668	130,845
Proceeds from disposal of property and equipment		1,492		2,810	1,172	2,207
Proceeds from disposal of intangible assets		65		1	51	1

Sub-total		267,236		945,020	209,844	742,065

Cash outflows for investing activities :
Acquisition of short-term financial instruments		(198,226)		—	(155,654)	—
Acquisition of long-term financial instruments		(6,500)			(5,104)	—
Extension of short-term loans		(138,223)		(117,817)	(108,538)	(92,514)
Extension of long-term loans		(6,972)		(90,848)	(5,475)	(71,337)
Acquisition of long-term investment securities		(125,538)		(10,513)	(98,577)	(8,255)
Acquisition of equity securities accounted for using the equity method		(168,301)		(1,442,951)	(132,156)	(1,133,059)
Increase in guarantee deposits and other		(87,026)		(220,803)	(68,336)	(173,383)
Acquisition of property and equipment		(647,652)		(584,930)	(508,561)	(459,309)
Increase in intangible assets		(6,795)		(11,568)	(5,336)	(9,084)

Sub-total		(1,385,233)		(2,479,430)	(1,087,737)	(1,946,941)

Net Cash Used in Investing Activities		(1,117,997)		(1,534,410)	(877,893)	(1,204,876)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash inflows from financing activities:
Proceeds from short-term borrowings		100,000		300,000	78,524	235,571
Issuance of bonds		1,114,898		380,042	875,460	298,423
Increase in guarantee deposits received and other		5,830		8,230	4,578	6,462
Proceeds from disposal of treasury stock		—		42,246	—	33,173
Cash inflows from transaction of currency swap		8,236		—	6,467	—
Cash inflows from transaction of currency option		1,014		—	796	—

Sub-total		1,229,978		730,518	965,825	573,629

Cash outflows for financing activities:
Repayment of short-term borrowings		(123,200)		—	(96,741)	—
Repayment of current portion of long-term debts		(715,672)		(411,642)	(561,973)	(323,237)
Payment of dividends		(604,162)		(609,747)	(474,411)	(478,796)
Decrease in subscription deposits		—		(1,496)	—	(1,175)
Decrease in other non-current liabilities		(1,206)		(7,960)	(947)	(6,250)
Acquisition of treasury stock		(28,938)		—	(22,723)	—

Sub-total		(1,473,178)		(1,030,845)	(1,156,795)	(809,458)

Net Cash Used in Financing Activities		(243,200)		(300,327)	(190,970)	(235,829)

NET INCREASE IN CASH AND CASH EQUIVALENTS		264,878		(179,679)	207,992	(141,091)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		434,177		575,646	340,932	452,019

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	699,055	~~W~~	395,967	$548,924	$310,928

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

1.	GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of June 30, 2009, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority shareholders	51,254,982	63.48
Treasury stock	8,400,708	10.40

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) which is the same as accounting policies for annual financial statements for the year ended December 31, 2008, except for the following:
a.	Revision of External Audit Law

In accordance with the revised External Audit Law of Korea, effective January 1, 2009, the title of “Balance Sheet” was replaced with “Statement of Financial Position”.
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with Korean GAAP. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying non-consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,273.50 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended June 30, 2009. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that, or any other rate.

3.	INVESTMENT SECURITIES
a.	Short-term Investment Securities

Short-term investment securities as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

							December 31,
	June 30, 2009						2008
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount

Trading securities (Note a)	~~W~~	350,000	~~W~~	348,850	~~W~~	348,850	~~W~~	366,040
Current portion of long-term investment securities (Note b)		3,557		3,608		3,608		3,704

Total	~~W~~	353,557	~~W~~	352,458	~~W~~	352,458	~~W~~	369,744

(Note a)	The Company’s trading securities as of June 30, 2009 are all beneficiary certificates, and the difference between the fair value and acquisition cost was recorded in other income (expenses) as gain (loss) on valuation of short-term investment securities.

(Note b)	The difference between the fair value and acquisition cost was recorded as unrealized gain (loss) on valuation of long-term investment securities in other comprehensive income.
b.	Long-term Investment Securities

Long-term investment securities as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	June 30, 2009		December 31, 2008

Available-for-sale equity securities	~~W~~	3,460,654	~~W~~	3,066,306
Available-for-sale debt securities		94,636		4,787

Total		3,555,290		3,071,093
Less: current portion		(3,608)		(3,704)

Long-term portion	~~W~~	3,551,682	~~W~~	3,067,389

b-(1).	Available-for-sale Equity Securities

Available-for-sale equity securities as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	June 30, 2009							Carrying amount
	Number of	Percentage	Acquisition					June		December
	shares	(%)	cost		Fair value			30, 2009		31, 2008
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	8,585		~~W~~	8,585	~~W~~	5,636
KRTnet Corporation	234,150	4.4		1,171		1,409			1,409		1,098
POSCO Corp.	2,481,310	2.8		332,662		1,050,835			1,050,835		942,898
LG Powercomm Co., Ltd.	6,000,000	4.5		240,243		38,520	(Note a)		38,520		39,000
nTels Co., Ltd.	205,200	6.2		34		616			616		504
Qualcomm Inc.	55,805	0.1		2,756		3,240			3,240		2,514
China Unicom Ltd.	899,745,075	3.8		1,333,009		1,530,287			1,530,287		1,357,648
DAEA TI Co., Ltd.	—	—		—		—	(Note b)		—		89
Extended Computing Environment Co., Ltd.	—	—		—		—	(Note b)		—		40

Sub-total				1,915,656		2,633,492			2,633,492		2,349,427

(Investments in non-listed companies)
SK C&C Co., Ltd.	15,000,000	30.0		501,651		665,340	(Note c)		665,340		676,716
The Korea Economic Daily	2,585,069	13.8		13,964	(Note e)				13,964		13,964
Others				158,394	(Notes d&e)				9,746		12,932

Sub-total				674,009					689,050		703,612

(Investments in funds)
Global Opportunities Breakaway Fund				125,120	(Notes e&f)				125,120		—
Others				12,992	(Note e)				12,992		13,267

Sub-total				138,112					138,112		13,267

Total			~~W~~	2,727,777				~~W~~	3,460,654	~~W~~	3,066,306

(Note a)	As the common stocks of LG Powercomm Co., Ltd. were listed on the stock Market of Korea Exchange during the year ended December 31, 2008, the Company recorded the investment at its market value as of June 30, 2009. In addition, as the difference between the market value and carrying value of the investments is material and the market value is significantly less than the acquisition cost over the long-term period, the Company recorded ~~W~~201,243 million of impairment loss on investment securities for the year ended December 31, 2008.

(Note b)	The investments in common stock of DAEA TI Co., Ltd. and Extended Computing Environment Co., Ltd. were all sold during the six months ended June 30, 2009 and the Company recorded ~~W~~1,541 million of loss on disposal of long term investment securities.

(Note c)	The number of shares held by the Company increased to 15,000,000 shares from 6,000,000 shares as the SK C&C performed stock split of 1:2.5 for the six months ended June 30, 2009. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated with the assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized gain on valuation of investments totals ~~W~~241,790 million (net of tax effect of ~~W~~77,194 million) and ~~W~~250,413 million (net of tax effect of ~~W~~79,947 million) as of June 30, 2009 and December 31, 2008, respectively.

(Note d)	Due to the impairment of the investment of Mobinex Inc. and others, the Company recorded ~~W~~3,186 million of impairment loss on investment securities for the six months ended June 30, 2009.

(Note e)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(Note f)	For the six months ended June 30, 2009, the Company entered into limited partnership agreement with overseas private fund. In accordance with the partnership agreement, the Company has contributed US$ 100million out of total capital commitment of US$ 200million.
b-(2).	Available-for-sale Debt Securities

Available-for-sale debt securities as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

				Carrying amount
				June		December
	Maturity	Acquisition cost		30, 2009		31, 2008

Public bonds	(Note a)	~~W~~	104	~~W~~	104	~~W~~	1,236
Closed beneficiary certificates (Note b)	October, 2009		3,501		3,552		3,551
Subordinated bonds (Note c)	October, 2009		90,980		90,980		—

Total			94,585		94,636		4,787
Less current portion			(3,557)		(3,608)		(3,704)

Long-term available-for-sale debt securities		~~W~~	91,028	~~W~~	91,028	~~W~~	1,083

The interest income incurred from available-for-sale debt securities for the six months ended June 30, 2009 and 2008, and for the three months ended June 30, 2009 and 2008 were ~~W~~161 million and ~~W~~2,756 million, ~~W~~90 million and ~~W~~1,336 million, respectively.

(Note a)	The maturities of public bonds as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

Maturity	June 30, 2009		December 31, 2008

Within one year	~~W~~	57	~~W~~	153
After one year but within five years		47		1,083

	~~W~~	104	~~W~~	1,236

(Note b)	Returns on the closed beneficiary certificates were accounted for as interest income.

(Note c)	The Company purchased subordinated bonds issued by special purpose company in the asset-backed securitization of accounts receivable-other resulting from its mobile phone financing plan (See Note 20).

b-(3).	Changes in Unrealized Gains (Losses) on Investments in Common Stock

The changes in unrealized gains (losses) on investments in common stock for the six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the six months ended June 30, 2009
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	941,096	~~W~~	100,169	~~W~~	—	~~W~~	1,041,265
Unrealized loss on valuation of long-term Investment securities		(401,945)		142,712		—		(259,233)

Sub-total		539,151		242,881		—		782,032
Less tax effect		(125,881)		(53,184)		—		(179,065)

Total	~~W~~	413,270	~~W~~	189,697	~~W~~	—	~~W~~	602,967

	For the six months ended June 30, 2008
						Transferred to
	Beginning		Increase			realized	Ending
	balance		(decrease)			gain (loss)	balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	2,402,284	(~~W~~	685,469)	(~~W~~	9,389)	~~W~~	1,707,426
Unrealized loss on valuation of long-term Investment securities		(158,575)		858		5,152		(152,565)

Sub-total		2,243,709		(684,611)		(4,237)		1,554,861
Less tax effect		(617,020)		188,268		1,165		(427,587)

Total	~~W~~	1,626,689	(~~W~~	496,343)	(~~W~~	3,072)	~~W~~	1,127,274

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	June 30, 2009							Carrying amount
		Ownership
	Number	percentage	Acquisition		Net asset			June 30,		December
	of shares	(%)	cost		value			2009		31, 2008

SK Broadband Co., Ltd.	102,451,249	43.4	~~W~~	1,209,629	~~W~~	520,953		~~W~~	1,049,941	~~W~~	1,146,736
SK Communications Co., Ltd.	28,029,945	64.8		175,441		130,254			141,731		147,392
SK Telink Co., Ltd.	943,997	90.8		5,296		119,657			119,656		112,358
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		103,550			103,550		101,345
PS&Marketing Corporation	30,000,000	100.0		150,000		140,372	(Note a)		140,372		—
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		(2,048)			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		15,884			30,367		30,086
F&U Credit Information Co., Ltd.	300,000	50.0		2,410		3,665			4,157		4,244
TU Media Corp.	28,538,064	44.2		151,980		12,593			12,593		14,847
Aircross Co., Ltd.	—	—		—		—	(Note b)		—		7,289
IHQ, Inc.	14,960,784	37.1		51,846		12,991			24,005		26,957
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,120		8,697			8,995		9,575
Commerce Planet Co., Ltd.	29,396	100.0		14,344		1,107			1,107		1,535
Loen Entertainment, Inc.	16,054,812	63.5		57,874		38,167			38,983		35,895
Harex Info Tech, Inc.	225,000	21.2		3,375		245			421		598
SK Mobile	—	20.0		4,930		2,111			2,111		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		101,152			101,152		112,160
Skytel Co., Ltd.	1,951,777	29.3		2,159		14,735			14,735		12,381
SK China Company Ltd.	94,960	29.7		6,159		4,556			3,470		3,657
SK Telecom China Co., Ltd.	—	100.0		7,340		10,258			10,258		7,157
TR Entertainment	13,542,553	42.2		10,953		2,710			8,759		9,626
ULand Company Ltd.	14,100,100	70.2		17,511		4,571			4,571		5,401
Virgin Mobile USA, Inc.	13,940,549	16.6		62,096		(59,948)			52,726		62,096
SKT Americas, Inc.	109	100.0		17,467		31,420			31,420		36,126
SK Telecom China Holding Co., Ltd.	—	100.0		29,595		34,085	(Note c)		34,085		30,780
SK USA, Inc.	49	49.0		3,184		5,249			5,249		5,041
Helio, Inc.	794,375	14.3		1,342		116			116		116
Korea IT Fund	190	63.3		190,000		210,166			210,166		210,725
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		4,660			4,660		5,688
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		7,894			7,894		8,441
SK-KTB Music Investment Fund	297	74.2		14,850		13,488			13,488		13,954
IMM Cinema Fund	120	45.6		12,000		8,241			8,241		8,435
Michigan Global Cinema Fund	40	36.4		4,000		3,577			3,577		3,577
3rd Fund of Isu Entertainment	25	31.3		2,500		1,568			1,568		1,568
SK Telecom Advanced Tech & Service Center	—	100.0		6,989		9,828			9,828		10,053
Cyworld China Holdings	10,500,000	53.8		10,272		1,175			1,175		2,117
Magic Tech Network	4,500	30.0		8,494		2,162			7,107		7,725
SK Telecom Global Investment B.V.	18,000	100.0		33,074		38,674	(Note c)		38,674		31,866
SKY Property Mgmt. Ltd.	22,980	60.0		283,367		294,072			294,072		287,405
Wave City Development Co. Ltd.	382,000	19.1		1,967		1,908			1,908		1,908

	June 30, 2009							Carrying amount
		Ownership
	Number	percentage	Acquisition		Net asset					December
	of shares	(%)	cost		value			June 30, 2009		31, 2008
Prmaxsoftware Tech. Co., Ltd.	—	91.4		7,127		6,437			6,782		7,127
Benex Digital Cultural Contents Fund	50	19.9	~~W~~	5,000	~~W~~	5,068		~~W~~	5,068	~~W~~	5,068
Benex Focus Limited Partnership II	200	66.7		20,000		20,043			20,043		20,089
K-net Culture & Contents Venture Fund	59	59.0		5,900		5,856			5,856		5,856
Open Innovation Fund	200	98.5		20,000		20,055			20,055		20,044
Other investments in affiliates				28,534			(Note d)		28,534		23,564

Total			~~W~~	3,095,811				~~W~~	2,633,226	~~W~~	2,600,719

(Note a)	For the Six months ended June 30, 2009, the Company acquired 30,000,000 shares of PS&Marketing Corporation. As a result, the Company holds 100.0% of PS&Marketing Corporation.

(Note b)	For the Six months ended June 30, 2009, Aircross Co., Ltd. was fully liquidated.

(Note c)	For Six months ended June 30, 2009, the Company additionally invested ~~W~~6,302 million in SK Telecom China Holding Co., Ltd. and ~~W~~7,030 million in SK Telecom Global Investment B.V..

(Note d)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months and six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

		For the six months ended June 30, 2009
								Equity in					Equity		Equity
							Equity in	other com-					method in		method in			Other
		Beginning		Acquisi			earnings	prehensive		Capital			retained		capital	Dividend		increase		Ending
		balance		-tion			(losses)	income		surplus			earnings		adjustments	received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	—	(~~W~~	36,415)	~~W~~	662	~~W~~	—	(~~W~~	56,043)	(~~W~~	4,999)	~~W~~	—	~~W~~	—	~~W~~	1,049,941
SK Communications Co., Ltd.	(Note a)		147,392		—		(7,273)		(18,629)		2,039		—		18,202		—		—		141,731
SK Telink Co., Ltd.	(Notes a and c)		112,358		—		13,353		270		—		—		—		(6,325)		—		119,656
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—		7,082		(4,877)		—		—		—		—		—		103,550
PS&Marketing Corporation	(Note a)		—		150,000		(9,628)		—		—		—		—		—		—		140,372
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(1)		—		—		—		—		—		—		—
Paxnet Co., Ltd.	(Notes a and c)		30,086		—		773		(281)		—		—		281		(492)		—		30,367
F&U Credit Information Co., Ltd.	(Note b)		4,244		—		(87)		—		—		—		—		—		—		4,157
TU Media Corp.	(Note a)		14,847		—		(2,254)		36		(36)		—		—		—		—		12,593
Aircross Co., Ltd.	(Note d)		7,289		—		—		—		—		—		—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—		(3,819)		(5,103)		—		—		5,970		—		—		24,005
Ntreev Soft Co., Ltd.	(Note a)		9,575		—		(637)		8		—		—		49		—		—		8,995
Commerce Planet Co., Ltd.	(Note b)		1,535		—		(428)		—		—		—		—		—		—		1,107
Loen Entertainment, Inc.	(Note a)		35,895		—		421		2,989		—		—		(322)		—		—		38,983
Harex Info Tech, Inc.	(Note b)		598		—		(177)		—		—		—		—		—		—		421
SK Mobile	(Note b)		2,111		—		—		—		—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—		(13,683)		2,675		—		—		—		—		—		101,152
Skytel Co., Ltd.	(Note a)		12,381		—		3,709		(1,355)		—		—		—		—		—		14,735
SK China Company Ltd.	(Note b)		3,657		—		(176)		(11)		—		—		—		—		—		3,470
SK Telecom China Co., Ltd.	(Note b)		7,157		—		5		3,096		—		—		—		—		—		10,258
TR Entertainment	(Note a)		9,626		—		(932)		65		—		—		—		—		—		8,759
ULand Company Ltd.	(Note a)		5,401		—		(935)		105		—		—		—		—		—		4,571
Virgin Mobile USA, Inc.	(Note a)		62,096		—		(9,216)		(154)		—		—		—		—		—		52,726
SKT Americas, Inc.	(Note a)		36,126		—		(4,629)		(77)		—		—		—		—		—		31,420
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		6,302		(3,518)		521		—		—		—		—		—		34,085
SK USA, Inc.	(Note b)		5,041		—		182		26		—		—		—		—		—		5,249
Helio, Inc.	(Note b)		116		—		—		(26)		—		—		26		—		—		116
Korea IT Fund	(Note a)		210,725		—		(734)		175		—		—		—		—		—		210,166
1st Music Investment Fund of SK-PVC	(Note b)		5,688		—		(1,181)		153		—		—		—		—		—		4,660
2nd Music Investment Fund of SK-PVC	(Note b)		8,441		—		(547)		—		—		—		—		—		—		7,894
SK-KTB Music Investment Fund	(Note a)		13,954		—		(600)		133		—		—		1		—		—		13,488
IMM Cinema Fund	(Note a)		8,435		—		(194)		—		—		—		—		—		—		8,241
Michigan Global Cinema Fund	(Note b)		3,577		—		—		—		—		—		—		—		—		3,577
3rd Fund of Isu Entertainment	(Note b)		1,568		—		—		—		—		—		—		—		—		1,568
SK Telecom Advanced Tech & Service Center	(Note b)		10,053		—		(194)		(31)		—		—		—		—		—		9,828
Cyworld China Holdings	(Note b)		2,117		—		179		(193)		—		—		(928)		—		—		1,175
Magic Tech Network	(Note b)		7,725		—		(618)		—		—		—		—		—		—		7,107
SK Telecom Global Investment B.V.	(Note a)		31,866		7,030		17		(239)		—		—		—		—		—		38,674
SKY Property Mgmt. Ltd.	(Note a)		287,405		—		(487)		7,154		—		—		—		—		—		294,072
Wave City Development Co. Ltd.	(Note b)		1,908		—		—		—		—		—		—		—		—		1,908
Prmaxsoftware Tech. Co., Ltd.	(Note b)		7,127		—		(345)		—		—		—		—		—		—		6,782
Benex Digital Cultural Contents Fund	(Note b)		5,068		—		—		—		—		—		—		—		—		5,068
Benex Focus Limited Partnership II	(Note a)		20,089		—		(46)		—		—		—		—		—		—		20,043
K-net Culture & Contents Venture Fund	(Note b)		5,856		—		—		—		—		—		—		—		—		5,856
Open Innovation Fund	(Note a)		20,044		—		11		—		—		—		—		—		—		20,055

Total		~~W~~	2,577,155		163,332		(73,022)		(12,908)		2,003		(56,043)		18,280		(6,817)		(7,289)	~~W~~	2,604,692

	For the six months ended June 30, 2009
					Equity in			Equity		Equity
				Equity in	other com-			method in		method in				Other
	Beginning	Acquisi		earnings	prehensive	Capital		retained		capital		Dividend		increase		Ending
	balance	-tion		(losses)	income	surplus		earnings		adjustments		received		(decrease)		balance
Less: three months ended March 31, 2009			7,030	(36,800)	16,418		1,758		(56,043)		17,921		(6,817)		(7,289)

Three months ended June 30, 2009		~~W~~	156,302	(~~W~~36,222)	(~~W~~29,326)	~~W~~	245	~~W~~	—	~~W~~	359	~~W~~	—	~~W~~	—

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the six months ended June 30, 2009. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2008 as information as of June 30, 2009 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2009 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd., and the corresponding amount was deducted from the carrying amount of equity method securities.

(note d)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment resulting from the full liquidation of Aircross Co., Ltd.

		For the six months ended June 30, 2008
										Equity
							Equity in	Equity in other		method in				Other
		Beginning					earnings	comprehensive		capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	income		adjustments		received		(decrease)		balance

SK Broadband Co., Ltd.		~~W~~	—	~~W~~	1,093,104	(~~W~~	11,628)	~~W~~	4,573	~~W~~	—	~~W~~	—	~~W~~	116,525	~~W~~	1,202,574
SK Communications Co., Ltd.			149,850		—		(2,409)		7,402		—		—		—		154,843
SK Telink Co., Ltd.			97,136		—		12,671		(17)		—		(5,947)		—		103,843
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—		(989)		—		—		—		—		—
Paxnet Co., Ltd.			30,237		—		(65)		407		—		(447)		—		30,132
F&U Credit Information Co., Ltd.	(Note a)		3,851		—		(21)		—		—		—		—		3,830
TU Media Corp.			5,527		55,000		(9,770)		—		(30,642)		—		—		20,115
Aircross Co., Ltd.	(Note a)		5,967		—		(939)		(18)		—		—		—		5,010
IHQ, Inc.			38,911		—		(6,799)		704		—		—		—		32,816
Ntreev Soft Co., Ltd.			13,221		—		(5,343)		76		—		—		—		7,954
Baba Club	(Note a)		1,733		—		—		—		—		—		(1,733)		—
Commerce Planet Co., Ltd.	(Note a)		6,266		—		(199)		—		—		—		1,733		7,800
Loen Entertainment, Inc.			21,415		—		711		(3,143)		—		—		—		18,983
Harex Info Tech, Inc.	(Note a)		1,118		—		(175)		—		—		—		—		943
SK Mobile	(Note a)		3,272		—		—		—		—		—		—		3,272
SKT Vietnam PTE Ltd.			101,412		—		(8,998)		10,855		(71)		—		—		103,198
Skytel Co., Ltd.	(Note a)		7,797		—		(52)		(1)		—		—		—		7,744
SK China Company Ltd.	(Note a)		—		—		54		83		—		—		—		137
SK Telecom China Co., Ltd.	(Note a)		7,154		—		3		—		—		—		—		7,157
TR Entertainment			—		10,635		(978)		193		—		—		—		9,850
ULand Company Ltd.			5,290		—		2,882		825		—		—		—		8,997
SK Telecom USA Holdings, Inc.			63,023		58,145		(65,715)		(6,757)		—		—		—		48,696
SKT Americas, Inc.	(Note a)		26,454		—		132		2,943		—		—		—		29,529
SK Telecom China Holding Co., Ltd.			19,070		3,031		(1,120)		4,674		—		—		—		25,655
SK USA, Inc.	(Note a)		3,140		—		—		—		—		—		—		3,140
Helio, LLC & Inc.			333		—		(573)		16		340		—		—		116
Korea IT Fund			210,568		—		3,914		(581)		—		—		—		213,901
Centurion IT Investment Association			2,463		—		—		—		—		—		(2,463)		—
1st Music Investment Fund of SK-PVC	(Note a)		5,607		—		—		—		—		—		—		5,607
2nd Music Investment Fund of SK-PVC	(Note a)		8,517		—		(338)		—		—		—		—		8,179
SK-KTB Music Investment Fund			13,367		—		236		(1,113)		—		—		—		12,490
IMM Cinema Fund			9,089		—		(782)		—		—		—		—		8,307
Michigan Global Cinema Fund	(Note a)		3,542		—		—		—		—		—		—		3,542
3rd Fund of Isu Entertainment	(Note a)		1,690		—		—		—		—		—		—		1,690
SK Marketing & Company Co. Ltd			—		190,000		1,336		(125,332)		—		—		—		66,004
Cyworld China Holdings	(Note a)		—		10,272		—		—		—		—		—		10,272
Magic Tech Network	(Note a)		—		7,929		—		—		—		—		—		7,929

Total		~~W~~	867,020		1,428,116		(94,954)		(104,211)		(30,373)		(6,394)		114,062	~~W~~	2,174,255

Less: three months ended March 31, 2008					1,205,778		(39,158)		7,144		(30,317)		(6,394)		114,062

Three months ended June 30, 2008				~~W~~	222,338	(~~W~~	55,796)	(~~W~~	111,355)	(~~W~~	56)	~~W~~	—	~~W~~	—

(Note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2007 as information as of June 30, 2008 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2008 was immaterial.
Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the six months ended June 30, 2009
	Beginning		Increase/				Ending
	balance		(decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,051	~~W~~	—	(~~W~~	5,062)	~~W~~	528,989
SK Communications Co., Ltd.		12,122		—		(446)		11,676
Paxnet Co., Ltd.		15,018		—		(536)		14,482
F&U Credit Information Co., Ltd.		503		—		(11)		492
IHQ, Inc.		13,767		—		(2,753)		11,014
Ntreev Soft Co., Ltd.		595		—		(297)		298
Loen Entertainment, Inc.		1,223		—		(408)		815
Harex Info Tech, Inc.		351		—		(176)		175
Skytel Co., Ltd.		(1,387)		—		1,387		—
SK China Company Ltd.		106		—		(106)		—
TR Entertainment		6,856		—		(807)		6,049
Virgin mobile USA, Inc.		125,930		—		(13,256)		112,674
Magic Tech Network		5,562		—		(618)		4,944
Prmaxsoftware Tech. Co., Ltd.		691		—		(345)		346

Total	~~W~~	715,388		—		(23,434)	~~W~~	691,954

Less: three months ended March 31, 2009				—		(4,019)

Three months ended June 30, 2009			~~W~~	—	(~~W~~	19,415)

	For the six months ended June 30, 2008
	Beginning		Increase/				Ending
	balance		(decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	—	~~W~~	565,174	(~~W~~	7,064)	~~W~~	558,110
SK Communications Co., Ltd.		21,019		(8,005)		(446)		12,568
Paxnet Co., Ltd.		16,091		—		(536)		15,555
F&U Credit Information Co., Ltd.		545		—		(21)		524
IHQ, Inc.		19,274		—		(2,754)		16,520
Ntreev Soft Co., Ltd.		1,282		(92)		(298)		892
Baba Club		2,504		(2,504)		—		—
Commerce Planet Co., Ltd.		3,950		—		(439)		3,511
Loen Entertainment, Inc.		2,039		—		(408)		1,631
Harex Info Tech, Inc.		701		—		(175)		526
Uland Company Ltd.		4,245		—		(129)		4,116
TR Entertainment		—		7,748		(387)		7,361
Cyworld China Holdings		—		6,904		—		6,904

Total	~~W~~	71,650		569,225		(12,657)	~~W~~	628,218

Less: three months ended March 31, 2008				560,805		(2,634)

Three months ended June 30, 2008			~~W~~	8,420	(~~W~~	10,023)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the six months ended June 30, 2009
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	(~~W~~	70)	~~W~~	199
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,355		—		(70)	~~W~~	1,285

Less: three months ended March 31, 2009				—		(35)

Three months ended June 30, 2009			~~W~~	—	(~~W~~	35)

	For the six months ended June 30, 2008
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	2,192	~~W~~	—	(~~W~~	1,853)	~~W~~	339
Uland Company Limited.		2,981		—		(2,981)		—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	6,259		—		(4,834)	~~W~~	1,425

Less: three months ended March 31, 2008				—		(4,799)

Three months ended June 30, 2008			~~W~~	—	(~~W~~	35)

Details of market price of the equity securities accounted for using the equity method as of June 30, 2009 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by
	(In Korean won)		the Company	Market price
SK Broadband Co., Ltd.	~~W~~	5,200	102,451,249	~~W~~	532,746
SK Communications Co., Ltd.		9,540	28,029,945		267,406
IHQ, Inc.		1,600	14,960,784		23,937
Loen Entertainment, Inc.		5,070	16,054,812		81,398

The condensed financial information of the investees as of and for the six months ended June 30, 2009 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

SK Broadband Co., Ltd.	~~W~~	2,900,582	~~W~~	1,700,757	~~W~~	156,101	(~~W~~72,211)
SK Communications Co., Ltd.		270,184		69,239		97,861	(10,484)
SK Telink Co., Ltd.		195,012		63,186		144,682	14,736
SK Marketing & Company Co., Ltd.		575,523		368,423		128,730	14,493
PS&Marketing Corporation		140,372		—		113,589	(9,628)
Paxnet Co., Ltd.		41,420		14,830		21,677	2,262
TU Media Corp.		283,656		255,136		65,436	(4,291)
IHQ, Inc.		52,195		17,170		19,752	(105)
Ntreev Soft Co., Ltd.		22,390		8,736		9,824	(635)
Loen Entertainment, Inc.		91,995		31,869		45,859	2,609
SKT Vietnam PTE Ltd.		159,904		21,943		78	(16,294)
Skytel Co., Ltd.		55,168		4,951		19,824	8,015
TR Entertainment		7,930		1,508		6,186	(297)
ULand Company Limited		8,949		2,433		2,954	(988)
Virgin Mobile USA, Inc.		416,004		778,007		455,652	24,398
SKT Americas, Inc		42,141		10,722		6,831	115
SK Telecom China Holdings		45,718		11,634		12,061	(1,832)
Korea IT Fund		331,841		—		10,241	(1,175)
SKT-KTB Music Investment Fund		18,239		56		230	(808)
IMM Cinema Fund		18,063		—		243	185
SK Telecom Global Investment B.V.		38,744		69		296	82
SKY Property Mgmt. Ltd.		667,876		177,755		20,768	980
2nd Benex Focus investment Fund		30,345		280		491	(69)
Open Innovation Fund		20,545		190		390	11

5.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	June 30, 2009						December 31,
	Short-term		Long-term		Total		2008

Loans to employees’ stock ownership Association (Note)	~~W~~	1,187	~~W~~	58,169	~~W~~	59,356	~~W~~	60,908
Loans to employees for housing and other		52		20		72		106

Total	~~W~~	1,239	~~W~~	58,189	~~W~~	59,428	~~W~~	61,014

(Note)	The Company loaned the amount above to employees’ stock ownership association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014.

6.	PROPERTY AND EQUIPMENT
Property and equipment as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	Useful lives
	(years)	June 30, 2009		December 31, 2008

Land	—	~~W~~	455,967	~~W~~	447,088
Buildings and structures	30,15		1,511,108		1,510,018
Machinery	6		13,481,672		13,441,993
Vehicles	4		20,029		21,070
Other	4		1,006,974		1,016,133
Construction in progress	—		426,386		281,574

			16,902,136		16,717,876
Less: accumulated depreciation			(12,284,018)		(12,019,662)

Property and equipment, net		~~W~~	4,618,118	~~W~~	4,698,214

Details of change in property and equipment for the six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the six months ended June 30, 2009
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance

Land	~~W~~	447,088	~~W~~	8,431	(~~W~~	70)	~~W~~	518	~~W~~	—	~~W~~	455,967
Buildings and structures		1,012,226		940		—		151		(28,241)		985,076
Machinery		2,594,086		7,513		(1,629)		408,653		(578,833)		2,429,790
Vehicles		2,035		43		(41)		—		(556)		1,481
Other		361,205		500,215		(15,327)		(479,935)		(46,740)		319,418
Construction in progress		281,574		130,510		—		14,302		—		426,386

Total	~~W~~	4,698,214	~~W~~	647,652	(~~W~~	17,067)	(~~W~~	56,311)	(~~W~~	654,370)	~~W~~	4,618,118

	For the six months ended June 30, 2008
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance

Land	~~W~~	444,252	~~W~~	61	(~~W~~	554)	~~W~~	1,291	~~W~~	—	~~W~~	445,050
Buildings and structures		1,054,484		1,207		(863)		—		(27,967)		1,026,861
Machinery		2,495,252		4,642		(1,705)		290,192		(545,648)		2,242,733
Vehicles		3,196		52		(239)		—		(911)		2,098
Other		305,095		466,705		(15,133)		(403,492)		(45,530)		307,645
Construction in progress		292,134		112,263		(1,259)		48,150		—		451,288

Total	~~W~~	4,594,413		584,930		(19,753)		(63,859)		(620,056)	~~W~~	4,475,675

7.	INTANGIBLE ASSETS
Intangible assets as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	June 30, 2009						December 31, 2008
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts

Goodwill	~~W~~	2,341,625	(~~W~~	967,199)	~~W~~	1,374,426	~~W~~	2,341,625	(~~W~~	902,259)	~~W~~	1,439,366
Frequency use rights		1,385,120		(599,615)		785,505		1,385,120		(541,349)		843,771
Software development costs		188,358		(177,146)		11,212		188,358		(174,869)		13,489
Computer software		1,232,786		(692,483)		540,303		1,174,908		(586,654)		588,254
Other		143,988		(87,566)		56,422		139,562		(82,850)		56,712

	~~W~~	5,291,877	(~~W~~	2,524,009)	~~W~~	2,767,868	~~W~~	5,229,573	(~~W~~	2,287,981)	~~W~~	2,941,592

Details of changes in intangible assets for the six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the six months ended June 30, 2009
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance

Goodwill	~~W~~	1,439,366	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	64,940)	~~W~~	1,374,426
Frequency use rights		843,771		—		—		—		(58,266)		785,505
Software development costs		13,489		—		—		—		(2,277)		11,212
Computer software		588,254		1,804		(138)		56,563		(106,180)		540,303
Other		56,712		4,991		(87)		50		(5,244)		56,422

Total	~~W~~	2,941,592		6,795		(225)		56,613		(236,907)	~~W~~	2,767,868

	For the six months ended June 30, 2008
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance

Goodwill	~~W~~	1,569,247	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	64,940)	~~W~~	1,504,307
Frequency use rights		960,302		—		—		—		(58,266)		902,036
Software development costs		13,029		—		—		2,351		(6,052)		9,328
Computer software		585,574		2,479		—		60,158		(94,548)		553,663
Other		46,790		9,089		(136)		1,553		(4,311)		52,985

Total	~~W~~	3,174,942		11,568		(136)		64,062		(228,117)	~~W~~	3,022,319

The book value as of June 30, 2009 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives

Goodwill	~~W~~	1,370,567	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	10 years and 9 months
IMT license		724,910	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		55,637	WiBro Service	(Note b)
DMB license		4,958	DMB Service	7 years

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE
Bonds payable as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won and thousands of Foreign Currency):

	Maturity	Annual interest	June		December
	year	rate (%)	30, 2009		31, 2008

Domestic general bonds	2009	5.0	~~W~~	—	~~W~~	300,000
²	2010	4.0		200,000		200,000
²	2010	6.77		50,000		50,000
²	2011	3.0		200,000		200,000
²	2013	4.0		200,000		200,000
²	2013	6.92		250,000		250,000
²	2014	5.0		200,000		200,000
²	2015	5.0		200,000		200,000
²	2016	5.0		200,000		200,000
²	2016	5.54		40,000	—
²	2016	5.94		230,000	—
²	2018	5.0		200,000		200,000
Dollar denominated bonds (US$ 300,000)	2011	4.25		385,410		377,250
Dollar denominated bonds (US$ 400,000)	2027	6.63		513,880		503,000
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (Note a)		167,035		174,237
Yen denominated bonds (JPY 5,000,000)	2012	3-month Euro Yen TIBOR rate +2.5 (Note b)		66,814	—
Yen denominated bonds (JPY 3,000,000)	2012	3-month Euro Yen LIBOR rate +2.5 (Note a)		40,088	—
Convertible bonds (US$ 229,160)	2009	—		—		268,415
Convertible bonds (US$ 332,528)	2014	1.75		437,674	—
Floating rate notes (US$ 150,000,000)	2010	3-month LIBOR rate +3.05 (Note c)		192,705		188,625
Floating rate notes (US$ 220,000,000)	2012	3-month LIBOR rate +3.15 (Note c)		282,634	—

Total				4,056,240		3,511,527
Less discounts on bonds				(69,800)		(61,143)
Less conversion right adjustments				(89,456)		(5,733)
Add long-term accrued interest				—		17,256

Net				3,896,984		3,461,907
Less portion due within one year				(198,974)		(579,424)

Long-term portion			~~W~~	3,698,010	~~W~~	2,882,483

(Note a)	The 3-months Euro Yen LIBOR rate as of June 30, 2009 is 0.46%.

(Note b)	The 3-months Euro Yen TIBOR rate as of June 30, 2009 is 0.56%.

(Note c)	The 3-months LIBOR rate as of June 30, 2009 is 0.60%.

All of the above bonds will be paid in full at maturity.

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares to be converted as of June 30, 2009 is 1,999,997 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

During the six months ended June 30, 2009, no conversion was made.

9.	LONG-TERM BORROWINGS
Long-term borrowings as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	June 30,		December 31,
	Lender	maturity year	rate (%) (Note)	2009		2008

Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%		100,000		100,000
²	Citibank	July 29, 2011	91 days CD yield + 1.20%		100,000		100,000
²	Nonghyup	July 30, 2011	91 days CD yield + 1.30%		100,000		100,000
²	Hana Bank	July 31, 2011	91 days CD yield + 1.50%		150,000		150,000
²	Nonghyup	August 12, 2011	91 days CD yield + 1.50%		50,000		50,000
²	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
²	DBS Bank	October 10, 2013	6M LIBOR + 0.29%		25,000		25,000
²	SMBC	October 10, 2013	6M LIBOR + 0.29%		25,000		25,000
²

				US$	100,000	US$	100,000
Total				~~W~~	700,000	~~W~~	700,000

Equivalent in Korean won				~~W~~	828,470	~~W~~	825,750
Less current portion					—		—

Long-term borrowings				~~W~~	828,470	~~W~~	825,750

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from June 30, 2009 in accordance with the loan agreement.

(Note)	At June 30, 2009, the 91 days CD yield and the 6M LIBOR rate are 2.41% and 1.11%, respectively.

10.	CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of June 30, 2009 and December 31, 2008 are as follows:

	June 30, 2009	December 31, 2008

Authorized shares	220,000,000	220,000,000
Issued shares	80,745,711	81,193,711
Outstanding shares, net of treasury stock	72,345,003	72,486,015
Significant changes in capital stock and capital surplus for the six months ended June 30, 2009 and for the year ended December 31, 2008 are as follows (In millions of Korean won except for share data):

	Number of shares			Additional paid in
	issued (Note)	Capital stock		capital

At December 31, 2008	81,193,711	~~W~~	44,639	~~W~~	2,915,887

At June 30, 2009	80,745,711	~~W~~	44,639	~~W~~	2,915,887

(Note)	During the year ended December 31, 2003, 2006 and the six months ended June 30, 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with the Korean Commercial Law. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the six months ended June 30, 2009 and for the year ended December 31, 2008.

11.	TREASURY STOCK
The Company retired 448,000 shares of common stock at January 9, 2009 in accordance with Korean Commercial law, which were acquired by the Company from December 2, 2008 through January 7, 2009 for ~~W~~92,477 million. As a result of these transactions, retained earnings decreased by ~~W~~92,477 million.

12.	INCOME TAX
a.	Details of income tax expense

Income tax expense for the three months and the six months ended June 30, 2009 and 2008 consists of the following (In millions of Korean won):

	2009		2008

Current	~~W~~	221,736	~~W~~	353,170
Changes in net deferred tax liabilities (note a)		(22,021)		(87,780)

Income tax expense		199,715		265,390
Less three months ended March 31		(106,548)		(134,702)

Three months ended June 30	~~W~~	93,167	~~W~~	130,688

(Note a)	Changes in net deferred tax liabilities for the six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Ending balance of net deferred tax liabilities	~~W~~	307,549	~~W~~	736,151
Beginning balance of net deferred tax liabilities		(257,939)		(1,015,002)
Adjustment to the beginning net deferred tax liabilities based on tax return filed		5,319		3,945
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(76,950)		187,126

	(~~W~~	22,021)	(~~W~~	87,780)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the six months ended June 30, 2009 and 2008 is as follows (In millions of Korean won) :

	2009		2008

Income before income tax	~~W~~	828,107	~~W~~	946,285
Income tax expense at statutory income tax rate (12.1% of taxable income less than ~~W~~200 million and 24.2% of taxable income exceeding ~~W~~200 million)		200,377		260,215
Differences (Note)		(662)		5,175

Income tax expense	~~W~~	199,715	~~W~~	265,390

Effective tax rates		24.12%		28.05%

(Note)	The differences between income tax computed using the statutory corporate income tax rates and the recorded income tax for the six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Permanent difference	~~W~~	21,861	~~W~~	17,064
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		19,008		20,128
Tax credit for investment		(40,693)		(36,396)
Other tax credits		(1,794)		(831)
Sur tax on exempted income		7,412		6,629
Tax refund for prior periods		(6,456)		(1,419)

	(~~W~~	662)	~~W~~	5,175

13.	COMPREHENSIVE INCOME
Details of comprehensive income for the three months and six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

For the six months ended June 30, 2009

	For the				For the
	three months ended				six months ended
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect

Net income	~~W~~	311,643			~~W~~	628,392
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		407,946	(~~W~~	116,662)		189,697	(~~W~~	53,183)
Equity in other comprehensive income of affiliates, net		(23,077)		6,249		(16,101)		(3,192)
Gain (loss) on valuation of currency swap, net		18,987		(5,355)		(2,394)		675
Loss on valuation of interest swap, net		5,760		(1,625)		7,424		(2,094)

Sub total		409,616	(~~W~~	117,393)		178,626	(~~W~~	57,794)

Comprehensive income	~~W~~	721,259			~~W~~	807,018

For the six months ended June 30, 2008

	For the				For the
	three months ended				six months ended
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect
Net income	~~W~~	298,010			~~W~~	680,895
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		(63,782)	~~W~~	24,193		(499,415)	~~W~~	189,433
Equity in other comprehensive income of affiliates, net		(112,141)		(786)		(106,030)		(1,463)
Loss on valuation of currency swap, net		10,296		(3,905)		3,337		(1,265)
Loss on valuation of interest swap, net		2,213		(839)		(48)		18

Sub total		(163,414)	~~W~~	18,663		(602,156)	~~W~~	186,723

Comprehensive income	~~W~~	134,596			~~W~~	78,739

14.	NET INCOME PER SHARE
The Company’s net income and ordinary income per share amounts for the three months and six months ended June 30, 2009 and 2008 is computed as follows (In millions of Korean won, except for per share income per share):

Net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2009		2008		2009		2008
Net income and ordinary income	~~W~~	311,643	~~W~~	298,010	~~W~~	628,392	~~W~~	680,895
Weighted average number of common shares outstanding		72,345,003		72,793,003		72,348,552		72,767,821

Net income and ordinary income per share	~~W~~	4,308	~~W~~	4,094	~~W~~	8,686	~~W~~	9,357

Net income and ordinary income per share for the year ended December 31, 2008 is ~~W~~17,559 and net income and ordinary income per share for the three months ended March 31, 2009 and 2008 is ~~W~~4,378 and ~~W~~5,264, respectively.

The weighted average numbers of common shares outstanding for the three months and six months ended June 30, 2009 and 2008 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	91 / 91	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	91 / 91	(8,707,696)
Disposal of treasury stock	(141,012)	91 / 91	(141,012)

Total	72,345,003		72,345,003

For the six months ended June 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	181 / 181	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	181 / 181	(8,707,696)
Acquisition of treasury stock	(141,012)	(note a)	(137,463)

Total	72,345,003		72,348,552

(Note a)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the six months ended June 30, 2008
Outstanding common stocks at January 1, 2008	81,193,711	91 / 91	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	91 / 91	(8,609,034)
Disposal of treasury stock	208,326	91 / 91	208,326

Total	72,793,003		72,793,003

For the six months ended June 30, 2008
Outstanding common stocks at January 1, 2008	81,193,711	182 / 182	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	182 / 182	(8,609,034)
Disposal of treasury stock	208,326	160 / 182	183,144

Total	72,793,003		72,767,821

Diluted net income and ordinary income per share amounts for the three months and six months ended June 30, 2009 and 2008 is computed as follows (In millions of won, except for share data):

Diluted net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2009		2008		2009		2008

Adjusted net income and ordinary income	~~W~~	317,733	~~W~~	300,613	~~W~~	637,294	~~W~~	686,075
Adjusted weighted average number of common shares outstanding		75,050,417		74,110,497		74,390,846		74,085,315

Diluted net income and ordinary income per share	~~W~~	4,234	~~W~~	4,056	~~W~~	8,567	~~W~~	9,261

Diluted net income and ordinary income per share for the year ended December 31, 2008 was ~~W~~17,395 and diluted net income and ordinary income per share for the three months ended March 31, 2009 and 2008 is ~~W~~4,335 and ~~W~~5,205, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and six months ended June 30, 2009 and 2008 are calculated as follows:

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2009		2008		2009		2008

Net income and ordinary income	~~W~~	311,643	~~W~~	298,010	~~W~~	628,392	~~W~~	680,895
Effect of convertible bonds (Note a)		6,090		2,603		8,902		5,180

Adjusted net income and ordinary income	~~W~~	317,733	~~W~~	300,613	~~W~~	637,294	~~W~~	686,075

Weighted average number of common shares outstanding		72,345,003		72,793,003		72,348,552		72,767,821
Effect of exchangeable bonds (Note a)		2,705,414		1,317,494		2,042,294		1,317,494

Adjusted weighted average number of common shares outstanding		75,050,417		74,110,497		74,390,846		74,085,315

(Note a)	The effect of exchangeable bonds increased net income related to interest expenses that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.

15.	RESTRICTED CASH AND CASH EQUIVALENTS
As of June 30, 2009, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for small businesses in cooperation with SK Group amounting to ~~W~~50,000 million of which due date is June 2, 2010 and for the public amounting to ~~W~~6,500 million of which due date is May 4, 2011.

16.	RELATED PARTY TRANSACTIONS
As of June 30, 2009 and December 31, 2008, the parent company and subsidiaries of the Company are as follows:
a.	Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	(Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.1 (Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	43.4	Internet website services and telecommunication service
²	SK Communications Co., Ltd.	64.8	Internet website services
²	SK Telink Co., Ltd.	90.8	Telecommunication service
²	PAXNet Co., Ltd.	59.7	Internet website services
²	F&U Credit Information Co., Ltd.	50.0	Credit and collection services
²	TU Media Corp.	44.2	Digital multimedia broadcasting service
²	IHQ, Inc.	37.1	Entertainment management
²	Ntreev Soft Co., Ltd.	66.7	Game software production
²	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
²	Loen Entertainment, Inc.	63.5	Release of music disc
²	The Second Music Investment Fund of SK-PVC	79.3	Investment association
²	SK-KTB Music Investment Fund	74.2	Investment association
²	IMM Cinema Fund	45.6	Investment association
²	SK I-Media Co., Ltd.	100.0 (Note c)	Game software production
²	HanaroDream Incorporated	36.0 (Note c)	Internet digital contents distribution
²	Benex Digital Cultural Contents Fund	19.9	Investment association
²	Etoos Co., Ltd.	100.0 (Note c)	Web-based education service
²	2nd Benex Focus Investment Fund	66.7	Investment association
²	Open Innovation Fund	98.5	Investment association
²	PS&Marketing Co., Ltd.	100.0	Retail
²	SK Telecom China Holdings	100.0	Equity investment (Holding company)
²	SK Telecom Advanced Tech & Service Center	100.0	Mobile solution production
²	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Notec c)	GPS manufacturing and selling
²	SKY Property Mgmt. Ltd.	60.0	Equity investment
²	SK Telecom Global Investment B.V.	100.0	Equity investment
²	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
²	SK Telecom China Co., Ltd.	100.0	Telecommunication service
²	SKT Americas, Inc.	100.0	Telecommunication service

(Note a)	SK C&C Co., Ltd. became the Company’s ultimate parent company as of December, 31, 2007.

(Note b)	The ownership percentage represents parent company’s ownership over the Company.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b.	Transactions and balances with related companies
Significant related party transactions for the three months and six months ended June 30, 2009 and 2008, and account balances as of June 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):
b-(1)	Transactions

	For three months ended June 30, 2009						For six months ended June 30, 2009
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	35,042	~~W~~	55,869	~~W~~	939	~~W~~	41,345	~~W~~	115,852	~~W~~	2,518

Parent Company:
SK Holdings Co., Ltd.		—		6,406		208		—		12,184		263

Subsidiaries:
SK Broadband Co., Ltd.		—		11,605		13,597		—		19,270		27,354
SK Communications Co., Ltd.		—		2,583		1,970		—		8,312		3,826
SK Telink Co., Ltd.		—		3,042		10,408		—		6,744		16,608
F&U Credit Information Co., Ltd.		—		12,335		334		—		23,241		662
TU Media Corp.		211		22,480		9,445		211		37,188		18,363
SKT Americas, Inc.		—		4,447		—		—		11,030		—
Loen Entertainment, Inc		—		8,232		1,336		—		15,183		2,399
Commerce Planet Co., Ltd.		700		16,730		1,075		700		32,222		1,276
SK Telecom China Holdings		—		8,864		—		—		17,179		—
PS&Marketing Co., Ltd.		—		55,632		191		—		55,632		191
Others		—		6,925		1,072		—		11,768		1,262

Equity Method Investees:
SK Marketing & Company Co., Ltd.		—		24,215		1,025		—		57,696		2,151
SK Wyverns Baseball Club Co., Ltd.		—		4,200		181		—		11,414		181
Wave City Development Co. Ltd.		—		—		21,280		—		—		21,280
Others		—		2,384		693		—		5,364		889

Others:
SK Energy Co., Ltd.		—		231		1,135		—		545		1,658
SK Engineering & Construction Co., Ltd.		32,966		5,504		625		51,990		8,020		1,093
SK Networks Co., Ltd.		5,432		227,636		6,715		5,530		397,984		11,826
SK Networks Service Co., Ltd.		—		5,569		—		—		11,287		—
Innoace Co., Ltd.		4,208		4,175		64		4,532		5,374		117
SK Telesys Co., Ltd.		62,354		1,955		432		75,803		2,291		489
Others		2,126		13,750		1,994		3,573		17,568		2,775

Total	~~W~~	143,039	~~W~~	504,769	~~W~~	74,719	~~W~~	183,684	~~W~~	883,348	~~W~~	117,181

	For three months ended June 30, 2008						For six months ended June 30, 2008
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	30,111	~~W~~	46,811	~~W~~	1,872	~~W~~	41,325	~~W~~	96,366	~~W~~	4,043

Parent Company:
SK Holdings Co., Ltd.		—		156		91		—		306		168

Subsidiaries:
SK Broadband Co., Ltd.		—		4,475		16,591		—		4,475		16,591
SK Communications Co., Ltd.		—		8,790		1,881		—		12,601		3,616
SK Telink Co., Ltd.		26		3,416		6,810		41		6,979		13,738
SK Wyverns Baseball Club Co., Ltd.		—		4,500		—		—		9,800		—
PAXNet Co., Ltd.		—		1,645		25		—		3,202		49
F&U Credit Information Co., Ltd.		—		11,604		328		—		22,699		647
TU Media Corp.		—		727		8,278		32		2,007		26,546
Aircross Co., Ltd.		—		5,041		430		35		8,858		664
SKT America, Inc.		—		2,860		—		—		2,860		—
Helio, LLC & Inc.		—		—		192		—		—		405
Others		840		28,674		727		840		35,861		3,326

Equity Method Investees:
SK Marketing & Company Co., Ltd.		—		5,838		2,448		—		5,838		2,448
Others		113		1,917		—		127		2,497		—

Others:
SK Energy Co., Ltd.		—		3,331		2,088		—		8,050		3,190
SK Engineering & Construction Co., Ltd.		41,845		2,429		553		49,639		2,623		1,292
SK Networks Co., Ltd.		254		190,794		3,668		2,456		397,401		6,959
Innoace Co., Ltd.		1,918		1,979		47		2,063		3,553		94
SK Telesys Co., Ltd.		20,739		1,727		57		63,658		2,048		149
Others		998		8,967		1,100		1,061		21,157		2,219

Total	~~W~~	96,844	~~W~~	335,681	~~W~~	47,186	~~W~~	161,277	~~W~~	649,181	~~W~~	86,144

b-(2)	Account balances

	As of June 30, 2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	298	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,465	~~W~~	197

Parent Company:
SK Holdings Co., Ltd.		44		—		—		—		—		—

Subsidiaries:
SK Broadband Co., Ltd.		455		—		—		660		10		4,805
SK Communications Co., Ltd.		1,748		—		—		—		5,186		5,524
SK Telink Co., Ltd.		903		—		—		—		133		1,041
F&U Credit Information Co., Ltd.		8		—		—		—		1,086		—
TU Media Corp.		6,920		—		—		—		420		2,709
SKT Americas, Inc.		—		—		—		—		10,453		—
IHQ, Inc.		—		—		—		—		1,387		—
Ntreev Soft Co., Ltd.		2,051		—		—		—		71		—
Commerce Planet Co., Ltd.		1,385		—		—		—		7,336		—
Loen Entertainment, Inc.		—		—		—		—		3,394		—
SKT Vietnam PTE Ltd.		4,220		—		—		—		—		—
SK Telecom China Co., Ltd.		1,056		—		—		—		—		—
SK Telecom China Holdings		—		—		—		—		7,200		—
PS&Marketing Co., Ltd.		201		—		—		—		43,311		5,048
Others		42		—		—		—		1,062		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		771		—		—		—		16,352		248
Virgin Mobile USA, Inc.		757		—		23,326		—		—		—
SK Wyverns Baseball Club Co., Ltd.		159		575		2,982		—		—		—
Wave City Development Co. Ltd.		23,408		—		—		—		—		—
Others		—		—		—		—		3,927		—

Others:
SK Energy Co., Ltd.		334		—		—		96		24		23
SK Engineering & Construction Co., Ltd.		211		—		—		—		2,670		519
SK Networks Co., Ltd.		967		—		—		112		35,224		3,607
Innoace Co., Ltd.		—		—		—		—		8,148		2,444
SK Telesys Co., Ltd.		186		—		—		—		30,440		—
Others		2,043		—		—		5,400		9,355		278

Total	~~W~~	48,167	~~W~~	575	~~W~~	26,308	~~W~~	6,268	~~W~~	217,654	~~W~~	26,593

	As of December 31, 2008
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	2,399	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	98,342	~~W~~	24

Parent Company:
SK Holdings Co., Ltd.		46		—		—		—		—		—

Subsidiaries:
SK Broadband Co., Ltd.		1,662		—		—		60		5		4,805
SK Communications Co., Ltd.		1,450		—		—		—		15,221		5,524
SK Telink Co., Ltd.		7,115		—		—		—		24,215		1,217
SK Wyverns Baseball Club Co., Ltd.		114		575		2,982		—		11		—
PAXNet Co., Ltd.		—		—		—		—		725		150
F&U Credit Information Co., Ltd.		38		—		—		—		4,311		—
TU Media Corp.		4,318		—		—		—		13,055		2,709
SKT Americas, Inc.		—		—		—		—		8,234		—
IHQ, Inc.		29		—		—		—		1,159		—
Ntreev Soft Co., Ltd.		32		—		—		—		5,145		—
Commerce Planet Co., Ltd.		567		—		—		—		5,966		—
Loen Entertainment, Inc.		3,523		—		—		—		3,998		—
SKT Vietnam PTE Ltd.		3,130		—		—		—		—		—
SK Telecom China Co., Ltd.		1,035		—		—		—		—		—
Others		62		—		—		—		4,172		—

Equity Method Investees:
SK Marketing & Company Co., Ltd.		1,113		—		—		—		17,916		248
Virgin Mobile USA, Inc.		151		—		22,821		—		—		—
Aircross Co., Ltd.		57		—		—		—		397		276
Others		—		—		—		—		1,575		—

Others:
SK Energy Co., Ltd.		45		—		—		140		3,448		—
SK Engineering & Construction Co., Ltd.		203		—		—		—		1,164		1,076
SK Networks Co., Ltd.		771		—		—		112		57,400		3,537
Innoace Co., Ltd.		—		—		—		—		3,889		2,444
SK Telesys Co., Ltd.		332		—		—		—		11,152		—
Others		463		—		—		900		8,057		—

Total	~~W~~	28,655	~~W~~	575	~~W~~	25,803	~~W~~	1,212	~~W~~	289,557	~~W~~	22,010

c.	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended						For the six months ended
	June 30, 2009						June 30, 2009
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

8 Registered directors (including outside directors)	~~W~~	282	~~W~~	17	~~W~~	299	~~W~~	956	~~W~~	35	~~W~~	991

	For the three months ended						For the six months ended
	June 30, 2008						June 30, 2008
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

12 Registered directors (including outside directors)	~~W~~	299	~~W~~	74	~~W~~	373	~~W~~	3,832	~~W~~	409	~~W~~	4,241

17.	PROVISION
a.	Provision for point program

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Beginning balance	~~W~~	24,889	~~W~~	27,668
Increase		7,248		2,608
Decrease (used points)		(11,433)		(4,284)

Ending balance	~~W~~	20,704	~~W~~	25,992

Points expire after 5 years. The expected year when unused points as of Jun 30, 2009 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended June 30,	in nominal value (Note a)		Current value (Note b)

2010	~~W~~	9,325	~~W~~	8,846
2011		5,970		5,373
2012		3,830		3,270
2013		2,462		1,995
2014		1,588		1,220

Ending balance	~~W~~	23,175	~~W~~	20,704

(Note a)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
b.	Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Such provision was recorded as accrued expenses or non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the six months ended June 30, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Beginning balance	~~W~~	339,696	~~W~~	—
Increase (provision)		274,157		86,532
Decrease (subsidy payment)		(167,099)		(9,643)

Ending balance	~~W~~	446,754	~~W~~	76,889

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended June 30,	in nominal value		Present value

2010	~~W~~	394,012	~~W~~	386,035
2011		64,142		60,719

Ending balance	~~W~~	458,154	~~W~~	446,754

18.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of June 30, 2009, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~9,014 million (net of tax effect totaling ~~W~~3,084 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~40,592 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~7,356 million (net of tax effect totaling ~~W~~1,633 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~33,670 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,060 million (net of tax effect totaling ~~W~~946 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~62,988 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Calyon Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated notes with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,157 million (net of tax effect totaling ~~W~~326 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~24,460 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,575 million (net of tax effect totaling ~~W~~444 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~6,038 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of June 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~652 million (net of tax effect totaling ~~W~~184 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~11,790 million) was accounted for as accumulated other comprehensive income.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of June 30, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to

~~W~~2,878 million (net of tax effect totaling ~~W~~812 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed from July 28, 2008 to August 13, 2008. As of June 30, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~15,828 million (net of tax effect totaling ~~W~~4,464 million) was accounted for as accumulated other comprehensive loss.

c.	Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other nine banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~47,907 million and ~~W~~155,704 million for the six months ended June 30, 2009 and 2008, respectively, was charged to current operations.

d.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~64,534 million and gain on valuation of currency swap of ~~W~~51,851 million for the six months ended June 30, 2009 and 2008, respectively, was charged to current operations.

e.	Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and two other banks the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~2,897 million for the six months ended June 30, 2009 was charged to current operations.

f.	Currency option contract to which the hedge accounting is not applied

The Company has entered into the short position in the cross currency option contract with Calyon Bank to hedge the foreign currency risk of U.S. dollar denominated deposits with face amounts totaling US$50,000,000. In connection with unsettled foreign currency option contract to which the hedge accounting is not applied, gain on valuation of currency option of ~~W~~1,014 million for the six months ended June 30, 2009 was charged to current operations.

As of June 30, 2009, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of June 30, 2009 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total

Non-Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011	~~W~~	28,493	~~W~~	—	~~W~~	—	~~W~~	28,493
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$	100,000	May 27, 2004 ~ May 27, 2009		24,682		—		—		24,682
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2017		—		—		175,839		175,839
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		64,102		—		—		64,102

Total assets					~~W~~	117,277	~~W~~	—	~~W~~	175,839	~~W~~	293,116

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$	10,940,900	Sep. 11, 2008 ~ Sep. 16, 2009	~~W~~	—	~~W~~	238,265	~~W~~	—	~~W~~	238,265
Floating-to-fixed interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	Jun. 29, 2006 ~ Jun. 29, 2010		3,690		—		—		3,690

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	150,000	Nov 20, 2008 ~ Nov 20, 2010		22,976		—		—		22,976
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		4,020		—		—		4,020
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 5, 2009 ~ Mar. 5, 2012		10,954		—		—		10,954
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 ~ August 13, 2009		20,292		—		—		20,292
Floating-to-fixed cross currency interest rate swap	Long-term borrowings	US$	220,000	April 29, 2009 ~ April 30, 2012		—		—		2,897		2,897

Total liabilities					~~W~~	61,932	~~W~~	238,265	~~W~~	2,897	~~W~~	303,094

19.	COMMITMENTS
On May 21, 2009, the board of directors of the Company resolved to acquire the leased line business from SK Networks Co., Ltd., its related party, in order to maximize the Company’s wireless service and to strengthen network efficiency. The total acquisition cost would be ~~W~~892,850 million and the expected acquisition date is September 30, 2009.

The above acquisition cost and acquisition date are subject to change in accordance with the agreement or contract which will be made by the Company and SK Networks Co., Ltd. There is a possibility that the agreement will not be executed if the agreement is not approved by authorities concerned.

20.	ASSETS TRANSFER
On May 29, 2009, the Company sold ~~W~~669.7 billion of accounts receivables-other resulting from its mobile phone dealer financing plan to “Realizing T First Special Purpose Company” in exchange for cash of ~~W~~550 billion and subordinated bond of ~~W~~91 billion in asset-backed securitization transaction. As a result, the Company recorded loss on disposal of accounts receivable-other of ~~W~~28,711 million for the six months ended June 30, 2009.

21.	SUBSEQUENT EVENTS
a.	Acquisition of equity interest in SK Broadband Co., Ltd.

On July 21, 2009, for the purpose of strengthening the Company’s business competitive power, the Company purchased additional 47,187,105 shares of SK Broadband Co., Ltd.’s newly issued common stock at the price of ~~W~~5,000 per share (total acquisition cost of ~~W~~235,936 million). As a result, the Company owned 50.6% shareholder interest in SK Broadband Co., Ltd.

b.	Interim dividend

On July 23, 2009, the board of directors of the Company resolved to pay interim cash dividends of ~~W~~1,000 per share totaling ~~W~~72,345 million. The ex-dividend date was June 30, 2008 and the interim dividends are expected to be paid within twenty days after the date of the board of directors’ resolution.

22.	K-IFRS ADOPTION PLAN AND STATUS
In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from fiscal year of 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to educate the concerned employees. As of June 30, 2009, the Company is currently performing analysis on the major GAAP differences between K-IFRS and the Company’s accounting policy, setting up action plan to decide the Company’s accounting policy under K-IFRS and changing operating procedures to coincide with K-IFRS.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President

Date: September 9, 2009